     As filed with the Securities and Exchange Commission November 14, 2000
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ---------------------


                                   FORM 6-K
                           REPORT OF FOREIGN ISSUER
   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                   For the quarter ended September 30, 2000
                             ---------------------


                                 WIPRO LIMITED
            (Exact name of Registrant as specified in its charter)
                             ---------------------


                                Not Applicable
                (Translation of Registrant's name into English)


                               Karnataka, India
                (Jurisdiction of incorporation or organization)


                                 Doddakannelli
                                 Sarjapur Road
                      Bangalore, Karnataka 560035, India
                                +91-80-844-0011
                   (Address of principal executive offices)
                             ---------------------

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]           Form 40-F   [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.

  Yes       [_]           No          [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

  Not applicable.

================================================================================

              CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to "the Company" or to "Wipro" are to Wipro Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. "Wipro" is a registered trademark of the company in India and the United States. All other trademarks or tradenames used in this Quarterly Report on Form 6-K ("Quarterly Report") are the property of their respective owners.

     In this Quarterly Report, references to "$" or "dollars" or "U.S. Dollars" are to the legal currency of the United States, and references to "Rs." or "Rupees" or "Indian Rupees" are to the legal currency of India. The Company's financial statements are presented in Indian Rupees and translated into U.S. Dollars and are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). References to "Indian GAAP" are to Indian generally accepted accounting principles. Except as otherwise specified, financial information is presented in dollars. References to a particular "fiscal" year are to the Company's fiscal year ended March 31 of such year.

     Unless otherwise specified herein, financial information has been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the "Noon Buying Rate") as of October 2, 2000, the first working day subsequent to the end of the quarter, which was Rs. 46.10 per $1.00. For the convenience of the reader, this Quarterly Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated below, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

                Forward-Looking Statements May Prove Inaccurate

     In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Risk Factors" and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report and in the company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC") from time to time.

                                 WIPRO LIMITED
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                  As of March 31,
                                                                       --------------------------------------------------------
                                                                            1999                   2000                 2000
                                                                       ---------------       ---------------        -----------
ASSETS
Current assets:
 Cash and cash equivalents (Note 4)..............................      Rs.     637,253       Rs.     783,603           $ 16,998
 Accounts receivable, net of allowances (Note 5).................            3,602,884             4,431,360             96,125
 Inventories (Note 6)............................................            1,443,728             1,215,160             26,359
 Deferred income taxes (Note 22).................................               73,741                11,678                253
 Other current assets (Note 7)...................................              909,456               981,661             21,294
                                                                       ---------------       ---------------           --------
  Total current assets...........................................            6,667,062             7,423,462            161,029
                                                                       ---------------       ---------------           --------
Investment securities (Note 8)...................................                9,791               297,150              6,446
Property, plant and equipment, net (Note 9)......................            3,254,425             3,603,681             78,171
Investments in affiliates (Note 14)..............................              310,250               704,885             15,290
Deferred income taxes (Note 22)..................................              202,536               256,073              5,555
Intangible assets, net (Note 10).................................                7,230                10,795                234
Other assets (Note 7)............................................              250,303               382,307              8,293
                                                                       ---------------       ---------------           --------
  Total assets...................................................      Rs.  10,701,597       Rs.  12,678,353           $275,018
                                                                       ===============       ===============           ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Borrowings from banks (Note 16).................................      Rs.   1,780,792       Rs.      92,748           $  2,012
 Current portion of long term debt (Note 17).....................              454,467             1,249,570             27,106
 Accounts payable................................................            1,959,930             1,387,606             30,100
 Accrued expenses................................................              867,722             1,490,250             32,326
 Advances from customers.........................................              538,004               754,825             16,374
 Net liabilities of discontinued business (Note 3)...............              855,793                     -                  -
 Other current liabilities (Note 11).............................              420,330               435,561              9,448
 Redeemable preferred stock (Note 20)............................                    -               250,000              5,423
  Total current liabilities......................................            6,877,038             5,660,560            122,789
                                                                       ---------------       ---------------           --------
Long-term debt, excluding current portion (Note 17)..............              767,102               211,144              4,580
Deferred income taxes (Note 22)..................................               62,593                17,974                390
Other liabilities (Note 12)......................................               42,800               101,735              2,207
Preferred stock (Note 20)........................................              250,000                     -                  -
  Total liabilities..............................................            7,999,533             5,991,413            129,966
                                                                       ---------------       ---------------           --------
Minority interest................................................               53,840                     -                  -

Stockholders' equity
Equity shares at Rs. 2 par value: 230,000,000
 shares authorized as of March 31, 1999,
 235,000,000 shares authorized as of March 31, 2000
 and 375,000,000 shares authorized as of September
 30, 2000; Issued and outstanding 229,156,350
 shares (Note 18)................................................              458,313               458,313              9,942
Additional paid-in capital (Note 23).............................              182,562               800,238             17,359
Deferred stock compensation (Note 23)............................             (154,348)             (208,358)            (4,520)
Accumulated other comprehensive income (Note 8)..................                2,796                 1,772                 38
Retained earnings (Note 19)......................................            2,158,969             5,635,050            122,235
Equity shares held by a controlled Trust:
 1,409,485, 1,216,460, 1,409,485 and 1,252,235
 shares as of March 31, 1999,2000, September 30,
 1999 and September 30, 2000 (Note 23)...........................                  (68)                  (75)                (2)
  Total stockholders' equity.....................................            2,648,224             6,686,940            145,052
                                                                       ---------------       ---------------           --------
Total liabilities and stockholders' equity.......................      Rs.  10,701,597       Rs.  12,678,353           $275,018
                                                                       ===============       ===============           ========
                                                                                       Six Months Ended September 30,
                                                                       --------------------------------------------------------
                                                                            1999                  2000                  2000
                                                                       ---------------       ---------------        -----------
                                                                                               (unaudited)
ASSETS
Current assets:
 Cash and cash equivalents (Note 4)..............................      Rs.     492,464        Rs.    982,944           $ 21,322
 Accounts receivable, net of allowances (Note 5).................            3,844,854             4,966,273            107,728
 Inventories (Note 6)............................................            1,367,356             1,074,533             23,309
 Deferred income taxes (Note 22).................................               63,834                11,678                253
 Other current assets (Note 7)...................................              879,414             2,581,791             56,004
                                                                             ---------             ---------           --------
  Total current assets...........................................            6,647,922             9,617,219            208,616
                                                                             ---------             ---------           --------
Investment securities (Note 8)...................................              373,585               348,460              7,559
Property, plant and equipment, net (Note 9)......................            3,441,135             4,156,064             90,153
Investments in affiliates (Note 14)..............................              331,450               761,057             16,509
Deferred income taxes (Note 22)..................................              131,984               256,073              5,555
Intangible assets, net (Note 10).................................                7,935                 9,800                213
Other assets (Note 7)............................................              349,921               283,357              6,146
                                                                            ----------            ----------           --------
  Total assets...................................................      Rs.  11,283,932        Rs. 15,432,030           $334,751
                                                                       ===============        ==============           ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Borrowings from banks (Note 16).................................      Rs.   2,019,137        Rs.    151,495           $  3,286
 Current portion of long term debt (Note 17).....................              242,458             1,322,729             28,693
 Accounts payable................................................            1,639,348             1,438,257             31,199
 Accrued expenses................................................            1,064,997             1,643,565             35,652
 Advances from customers.........................................              512,864               705,529             15,304
 Net liabilities of discontinued business (Note 3)...............              742,858                     -                  -
 Other current liabilities (Note 11).............................              615,777               502,851             10,908
 Redeemable preferred stock (Note 20)............................              262,667               250,000              5,423
  Total current liabilities......................................            7,100,106             6,014,426            130,465
                                                                             ---------             ---------           --------
Long-term debt, excluding current portion (Note 17)..............              369,468               139,571              3,027
Deferred income taxes (Note 22)..................................               62,551                17,687                384
Other liabilities (Note 12)......................................               37,165                85,697              1,859
Preferred stock (Note 20)........................................                    -                     -                  -
  Total liabilities..............................................            7,569,290             6,257,381            135,735
                                                                             ---------             ---------           --------
Minority interest................................................               56,549                     -                  -
                                                                             =========
Stockholders' equity
Equity shares at Rs. 2 par value: 230,000,000
 shares authorized as of March 31, 1999,
 235,000,000 shares authorized as of March 31, 2000
 and 375,000,000 shares authorized as of September
 30, 2000; Issued and outstanding 229,156,350
 shares (Note 18)................................................              458,313               458,313              9,942
Additional paid-in capital (Note 23).............................              345,618               788,718             17,109
Deferred stock compensation (Note 23)............................             (258,941)             (150,784)            (3,271)
Accumulated other comprehensive income (Note 8)..................                1,587                 1,721                 37
Retained earnings (Note 19)......................................            3,111,584             8,076,756            175,201
Equity shares held by a controlled Trust:
 1,409,485, 1,216,460, 1,409,485 and 1,252,235
 shares as of March 31, 1999,2000, September 30,
 1999 and September 30, 2000 (Note 23)...........................                  (68)                  (75)                (2)
  Total stockholders' equity.....................................            3,714,642             9,174,649            199,016
                                                                       ---------------        --------------           --------
Total liabilities and stockholders' equity.......................      Rs.  11,283,932        Rs. 15,432,030           $334,751
                                                                       ===============        ==============           ========


        See accompanying notes to the consolidated financial statements

                                 WIPRO LIMITED
                       CONSOLIDATED STATEMENTS OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                         Three Months Ended September 30,                  Six Months Ended September 30,
                                  ----------------------------------------------   ----------------------------------------------
                                        1999             2000           2000             1999             2000           2000
                                  --------------   --------------   ------------   --------------   --------------   ------------
                                                     (unaudited)                                      (unaudited)
Revenues:
 Global IT Services.............  Rs.  2,579,979   Rs.  4,157,073   $     90,175   Rs.  4,592,827   Rs.  7,754,562   $    168,212
 Indian IT Services and
  Products......................
  Indian IT Services............         352,880          468,161         10,155          652,150          851,816         18,477
  Indian IT Products............       1,840,823        2,026,173         43,952        2,824,736        3,297,123         71,521
 Consumer Care and Lighting.....         770,181          813,143         17,639        1,520,297        1,571,684         34,093
 Others.........................         271,019          282,670          6,132          431,686          534,922         11,604
                                  --------------   --------------   ------------   --------------   --------------   ------------
   Total........................       5,814,882        7,747,220        168,053       10,021,696       14,010,107        303,907
Cost of revenues:
 Global IT Services.............  Rs.  1,870,262   Rs.  2,230,213   $     48,378   Rs.  3,166,077   Rs.  4,139,181   $     89,787
 Indian IT Services and
  Products......................
  Indian IT Services............         159,603          190,693          4,137          278,135          342,568          7,431
  Indian IT Products............       1,385,238        1,617,102         35,078        2,240,479        2,680,908         58,154
 Consumer Care and Lighting.....         579,512          579,051         12,561        1,159,963        1,099,529         23,851
 Others.........................         207,428          208,288          4,518          362,317          400,401          8,685
                                  --------------   --------------   ------------   --------------   --------------   ------------
   Total........................       4,202,043        4,825,347        104,672        7,206,971        8,662,587        187,908
                                  --------------   --------------   ------------   --------------   --------------   ------------
Gross profit....................       1,612,839        2,921,873         63,381        2,814,725        5,347,520        115,999
Operating expenses:
Selling, general, and
administrative expenses.........         905,810        1,246,520         27,039        1,603,908        2,540,110         55,100
                                  --------------   --------------   ------------   --------------   --------------   ------------
Operating income................         707,029        1,675,353         36,342        1,210,817        2,807,410         60,899
Gain/(loss)on sale of stock
of affiliates, Including
direct issue of stock by
affiliate (Note 14).............               -                -              -                -                -              -
Other expense, net (Note 21)....         (45,340)          44,324            961          (60,693)          28,896            627
Income taxes(Note 22)...........         (85,624)        (206,923)        (4,489)        (149,000)        (327,899)        (7,113)
                                  --------------   --------------   ------------   --------------   --------------   ------------
Income before share of
equity in earnings of
affiliates and minority
interest........................         576,065        1,512,754         32,814        1,001,124        2,508,407         54,413
Equity in earnings of
affiliates (Note 14)............          15,000           27,121            588           30,773            8,922            193
Minority interest...............          (3,661)               -              -           (3,661)               -              -
                                  --------------   --------------   ------------   --------------   --------------   ------------
Income from continuing
operations......................         587,404        1,539,875         33,402        1,028,236        2,517,329         54,606
Discontinued operations
(Note 3):
  Income tax benefit on sale
  of 50% interest...............               -                -              -                -                -              -
                                  --------------   --------------   ------------   --------------   --------------   ------------
  Net income....................  Rs.    587,404   Rs.  1,539,875   $     33,402   Rs.  1,028,236   Rs.  2,517,329   $     54,606
                                  ==============   ==============   ============   ==============   ==============   ============
Earnings per equity share:
Basic
 Continuing Operations..........            2.58             6.76           0.15             4.51            11.04           0.24
 Discontinued operations........
  Net income....................            2.58             6.76           0.15             4.51            11.04           0.24
Earnings per equity share:
Diluted
 Continuing operations..........            2.58             6.69           0.15             4.51            10.94           0.24
 Discontinued operations........
  Net Income....................            2.58             6.69           0.15             4.51            10.94           0.24
Weighted average number of
equity shares used in
computing earnings per
equity share
  Basic.........................     227,675,969      227,792,160    227,792,160      227,746,865      227,922,003    227,922,003
  Diluted.......................     227,675,969      230,175,635    230,175,635      227,746,865      230,055,507    230,055,507



                                         Year ended March 31,
                                    ------------------------------
                                           2000           2000
                                    ---------------   ------------

Revenues:
 Global IT Services.............    Rs.  10,206,078   $    221,390
 Indian IT Services and
  Products......................
  Indian IT Services............          1,423,283         30,874
  Indian IT Products............          6,758,344        146,602
 Consumer Care and Lighting.....          3,222,316         69,898
 Others.........................          1,380,583         29,948
                                    ---------------   ------------
   Total........................         22,990,604        498,712
Cost of revenues:
 Global IT Services.............    Rs.   6,173,724   $    133,920
 Indian IT Services and
  Products......................
  Indian IT Services............            609,574         13,223
  Indian IT Products............          5,573,518        120,901
 Consumer Care and Lighting.....          2,251,238         48,834
 Others.........................          1,070,031         23,211
                                    ---------------   ------------
   Total........................         15,678,085        340,089
                                    ---------------   ------------
Gross profit....................          7,312,519        158,623
Operating expenses:
Selling, general, and
administrative expenses.........          3,820,154         82,867
                                    ---------------   ------------
Operating income................          3,492,365         75,756
Gain/(loss)on sale of stock
of affiliates, Including
direct issue of stock by
affiliate (Note 14).............            412,144          8,940
Other expense, net (Note 21)....           (155,144)        (3,365)
Income taxes(Note 22)...........           (525,298)       (11,395)
                                    ---------------   ------------
Income before share of
equity in earnings of
affiliates and minority
interest........................          3,224,067         69,936
Equity in earnings of
affiliates (Note 14)............            112,590          2,442
Minority interest...............             (3,661)           (79)
                                    ---------------   ------------
Income from continuing
operations......................          3,332,996         72,299
Discontinued operations
(Note 3):
 Loss from operations of
  discontinued finance
  division......................
 Provision for operating
  losses during phase out
  period........................
 Income tax benefit on sale
  of 50% interest...............            218,707          4,744
                                    ---------------   ------------
  Net income....................     Rs.  3,551,703   $     77,043
                                    ===============   ============
Earnings per equity share:
Basic
 Continuing Operations..........              14.63           0.32
 Discontinued operations........               0.96           0.02
  Net income....................              15.59           0.34
Earnings per equity share:
Diluted
 Continuing operations..........              14.58           0.32
 Discontinued operations........               0.96           0.02
  Net Income....................              15.54           0.34
Weighted average number of
equity shares used in
computing earnings per
equity share
  Basic.........................        227,843,378    227,843,378
  Diluted.......................        228,648,134    228,648,134

        See accompanying notes to the consolidated financial statements

                                 WIPRO LIMITED
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                               Additional
                                                   Equity Shares                Paid in       Deferred Stock    Comprehensive
                                            -----------------------------
                                             No. of Shares       Amount         Capital        Compensation        Income
                                            ---------------   -----------      ----------     --------------    -------------
Balance as of March 31, 1997..............     229,156,350     Rs.  458,313     Rs.  4,131    Rs.   (2,846)      Rs.     --
Cash dividends paid.......................              --               --             --              --               --
Shares forfeited, net of issued by
 trust....................................              --               --             --              --               --
Compensation related to employee
 stock incentive .........................              --               --          9,816          (9,816)              --
Amortization of compensation
 related to employee stock
 incentive plan...........................              --               --             --           2,227               --
Comprehensive income......................              --               --             --              --               --
Net income................................              --               --             --              --          302,013
Other comprehensive income................              --               --             --              --               --
Unrealized gain/(loss) on                                                               --              --
 investments, net.........................              --               --             --              --           (8,102)
                                                                                                               ------------
Comprehensive income......................              --               --             --              --     Rs.  293,911
                                                                                                               ============
Balance as of March 31, 1998..............     229,156,350          458,313         13,947         (10,435)
Cash dividends paid.......................              --               --             --              --               --
Shares issued by Trust, net of
 forfeitures..............................              --               --             --              --               --
Compensation related to employee
 stock incentive plan.....................              --               --        168,615        (168,615)              --
Amortization of compensation
 related to employee stock
 incentive plan...........................              --               --             --          24,702               --
Comprehensive income......................
 Net income...............................              --               --             --              --          889,449
 Other comprehensive income...............
  Unrealized gain/(loss) on
   investments, net.......................              --               --             --              --           19,069
                                                                                                               ------------
Comprehensive income......................                                                                     Rs.  908,518
                                                                                                               ============
Balance as of March 31, 1999..............     229,156,350     Rs.  458,313    Rs. 182,562    Rs. (154,348)
Cash dividends paid.......................              --               --             --              --               --
Compensation related to employee
 stock incentive plan.....................              --               --        163,056        (163,056)              --
Amortization of compensation
 related to employee stock
 incentive plan...........................              --               --             --          58,463               --
Comprehensive income......................              --               --             --              --        1,028,237
 Net income...............................              --               --             --              --           (1,209)
 Other comprehensive income...............              --               --             --              --               --

                                             Accumulated
                                                Other                                  Equity Shares held by a          Total
                                            Comprehensive      Retained                  Controlled Trust            Stockholders
                                               Income          Earnings            No. of Shares       Amount          Equity
                                            -------------      --------           ---------------    ----------      -------------
Balance as of March 31, 1997..............  Rs.  (8,171)        Rs. 1,085,246       (1,937,575)        Rs.  (72)     Rs. 1,536,601
Cash dividends paid.......................           --               (42,012)              --               --            (42,012)
Shares forfeited, net of issued by
 trust....................................           --                    --           (6,185)             (21)               (21)
Compensation related to employee
 stock incentive plan.....................           --                    --               --               --                 --
Amortization of compensation
 related to employee stock
 incentive plan...........................           --                    --               --               --              2,227

Comprehensive income......................           --                    --               --               --                 --

Net income................................           --               302,013               --               --            302,013
Other comprehensive income................           --                    --               --               --                 --
Unrealized gain/(loss) on
 investments, net.........................       (8,102)                   --               --               --             (8,102)
Comprehensive income......................
Balance as of March 31, 1998..............      (16,273)            1,345,247       (1,943,760)             (93)         1,790,706
Cash dividends paid.......................           --               (75,727)              --               --            (75,727)
Shares issued by Trust, net of
 forfeitures..............................           --                    --          534,275               25                 25
Compensation related to employee
 stock incentive plan.....................           --                    --               --               --                 --
Amortization of compensation
 related to employee stock
 incentive plan...........................           --                    --               --               --             24,702
Comprehensive income......................
 Net income...............................           --               889,449               --               --            889,449
 Other comprehensive income...............
  Unrealized gain/(loss) on
   investments, net.......................       19,069                    --               --               --             19,069
Comprehensive income......................
Balance as of March 31, 1999..............  Rs.   2,796         Rs. 2,158,969       (1,409,485)        Rs.  (68)     Rs. 2,648,224
Cash dividends paid.......................           --               (75,622)              --               --            (75,622)
Compensation related to employee
 stock incentive plan.....................           --                    --               --               --                 --
Amortization of compensation
 related to employee stock
 incentive plan...........................           --                    --               --               --             58,463
Comprehensive income......................           --             1,028,237               --               --          1,028,237
 Net income...............................       (1,209)                   --               --               --             (1,209)
 Other comprehensive income...............           --                    --               --               --                 --

                                                                               Additional
                                                   Equity Shares                Paid in       Deferred Stock    Comprehensive
                                            -----------------------------
                                             No. of Shares       Amount         Capital        Compensation        Income
                                            ---------------   -----------      ----------     -------------     -------------
  Unrealized gain/(loss) on
   investments, net.......................              --             --                --              --                 --
                                                                                                                 -------------
Comprehensive income......................              --             --                --              --          1,027,028
                                                                                                                 =============
Balance as of September 30, 1999..........     229,156,350   Rs.  458,313      Rs.  345,618   Rs.  (258,941)

Shares issued by Trust, net of
 forfeitures..............................              --             --                --              --                 --
Sale of shares by Trust...................                                          466,768
Compensation related to employee
 stock incentive plan.....................              --             --           (12,148)         12,148                 --
Amortization of compensation
 related to employee stock
 incentive plan...........................              --             --                --          38,435                 --
Comprehensive income......................
 Net income...............................              --             --                --              --          2,523,466
 Other comprehensive income...............
  Unrealized gain/(loss) on
   investments, net.......................              --             --                --              --                185
                                                                                                                 -------------
Comprehensive income......................                                                                           2,523,651
                                                                                                                 =============
Balance as of March 31, 2000..............     229,156,350   Rs.  458,313      Rs.  800,238   Rs.  (208,358)
Balance as of March 31, 2000..............    $         --   $      9,942      $     17,359   $      (4,520)                --
Cash dividends paid (unaudited)...........
Shares forfeited, net of issued by
 trust (unaudited)........................              --             --                --              --                 --
Compensation related to employee
 stock incentive plan (unaudited).........              --             --           (11,520)         11,520                 --
Amortization of compensation
 related to employee stock
 incentive plan (unaudited)...............              --             --                --              --                 --
Comprehensive income (unaudited)..........              --             --                --          46,054                 --
 Net income (unaudited)...................              --             --                --              --          2,517,329
 Other comprehensive income (unaudited)...
  Unrealized gain/(loss) on
   investments, net (unaudited)...........              --             --                --              --                 --
Comprehensive income (unaudited)..........              --             --                --              --          2,517,329
                                                                                                                 -------------
Balance as of September 30, 2000
 (unaudited)..............................     229,156,350   Rs.  458,313      Rs.  788,718   Rs.  (150,784)
                                                                                                                 =============
Balance as of September 30, 2000
 (unaudited)..............................    $         --   $      9,942      $     17,109   $      (3,271)
                                              ============   ============      ============   =============      =============

                                             Accumulated
                                                Other                                  Equity Shares held by a          Total
                                            Comprehensive      Retained                  Controlled Trust            Stockholders
                                               Income          Earnings            No. of Shares       Amount          Equity
                                            -------------      --------           ---------------    ----------      -------------
  Unrealized gain/(loss) on
   investments, net.......................            --                   --               --              --                   --

Comprehensive income......................            --                   --               --              --                   --

Balance as of September 30,
 1999 (unaudited).........................   Rs.   1,587       Rs.  3,111,584       (1,409,485)      Rs.   (68)      Rs.  3,658,093

Shares issued by Trust, net of
 forfeitures..............................            --                   --          138,280             (10)                 (10)
Sale of shares by Trust...................                                              54,745               3              466,771
Compensation related to employee
 stock incentive plan.....................            --                   --               --              --                   --
Amortization of compensation
 related to employee stock
 incentive plan...........................            --                   --               --              --               38,435
Comprehensive income......................            --            2,532,466               --              --            2,523,466
 Net income...............................            --                   --               --              --                   --
 Other comprehensive income...............            --                   --               --              --                   --
  Unrealized gain/(loss) on
   investments, net.......................           185                   --               --              --                  185
Comprehensive income......................
Balance as of March 31, 2000..............   Rs.   1,772       Rs.  5,635,050       (1,216,460)      Rs.   (75)      Rs.  6,686,940
Balance as of March 31, 2000..............   $        38       $      122,235                        $      (2)      $      145,053
Cash dividends paid (unaudited)...........            --              (75,622)                              --              (75,622)
Shares forfeited, net of issued by
 trust....................................            --                   --          (35,775)             --                   --
Compensation related to employee
 stock incentive plan (unaudited).........            --                   --               --              --                   --
Amortization of compensation
 related to employee stock
 incentive plan (unaudited)...............            --                   --               --              --               46,054
Comprehensive income......................            --                   --               --              --                   --
 Net income...............................            --            2,517,329                                             2,517,329
 Other comprehensive income...............            --                   --               --              --                   --
  Unrealized gain/(loss) on
   investments, net (unaudited)...........           (51)                  --               --              --                  (51)
Comprehensive income (unaudited)..........            --                   --               --              --                   --
Balance as of September 30, 2000
 (unaudited)..............................    Rs.  1,721       Rs.  8,076,757       (1,252,235)      Rs.   (75)      Rs.  9,174,650
Balance as of September 30, 2000
 (unaudited)..............................    $       37       $      175,201               --       $      (2)      $      199,016
                                              ==========       ==============       ==========       =========       ==============

        See accompanying notes to the consolidated financial statements

                                 WIPRO LIMITED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (in thousands, except share data)

                                                    Years ended March 31,                   Six Months ended September 30,
                                             --------------------------------------        -------------------------------------
                                                1999              2000       2000             1999             2000       2000
                                             ----------       ----------   --------        ---------       ----------   --------
                                                                                                           (unaudited)
Cash flows from operating
 activities:
Income from continuing operations......   Rs. 1,579,564    Rs. 3,332,996   $ 72,299    Rs. 1,028,236    Rs. 2,517,329   $ 54,606
Adjustments to reconcile income
 from continuing operations to
 net cash provided by operating
 activities:
 Loss / (Gain) on sale of
  property, plant and equipment........          (4,635)          22,944        498             (446)         (19,757)      (429)
 Depreciation and amortization.........         631,149          738,723     16,024          307,873          406,637      8,821
 Deferred tax charge / (benefit).......         (35,292)         182,553      3,960           80,460               --         --
 Loss / (Gain) on sale of
  short-term investments..........                   --             (681)       (15)            (410)              --         --
 Loss / (Gain) on sale of stock
  of affiliates, including direct
  issue of stock by affiliate.....                   --         (412,144)    (8,940)              --               --         --
 Amortization of deferred stock
  compensation.........................          24,702           96,898      2,102           58,470           46,054        999
 Undistributed equity in earnings
  of affiliates........................         (76,032)         (97,890)    (2,123)         (21,200)          (1,572)       (34)
 Minority interest.....................           9,602            3,661         79            3,661                -          -
 Changes in operating assets and
  liabilities:
  Accounts receivable..................        (589,577)        (858,439)   (18,621)        (241,971)        (534,913)   (11,603)
  Inventories..........................         (27,765)         228,569      4,958           76,372          140,627      3,050
  Other assets.........................         (58,329)        (237,449)    (5,151)         (70,529)      (1,501,180)   (32,564)
  Accounts payable.....................         620,086         (523,951)   (11,366)        (490,027)          50,651      1,099
  Accrued expenses.....................         249,727          622,528     13,504          272,147          153,314      3,326
  Advances from customers..............          89,529          216,820      4,703          (25,140)         (49,296)    (1,069)
  Other liabilities....................         (30,778)         165,972      3,600          297,049           51,252      1,112
                                             ----------       ----------   --------        ---------       ----------   --------
Net cash provided by continuing
 operations............................       2,381,951        3,481,110     75,511        1,274,545        1,259,146     27,314
Net cash provided by/(used in)
 discontinued operations...............         (21,432)              --         --               --               --         --
                                             ----------       ----------   --------        ---------       ----------   --------
Net cash provided by operating
 activities............................       2,360,519        3,481,110     75,511        1,274,545        1,259,146     27,314
                                             ----------       ----------   --------        ---------       ----------   --------
Cash flows from investing
 activities:
Expenditure on property, plant
 and equipment.........................      (1,720,645)      (1,317,958)   (28,589)        (504,144)      (1,068,051)   (23,168)
Proceeds from sale of property,
 plant and equipment...................         206,415           32,333        701            9,302          129,783      2,815
Funding of discontinued operations.....        (935,810)        (855,793)   (18,564)        (112,934)              --         --
Purchase of minority interest in
 subsidiary............................              --          (67,500)    (1,464)              --               --         --
Proceeds from sale of investments
 in affiliates.........................              --          153,128      3,322               --               --         --
Purchase of investments................              --         (833,622)   (18,083)        (369,013)        (202,552)    (4,394)
Proceeds from sales and
 maturities of investments.............              --           95,974      2,082            4,376           96,304      2,089
                                             ----------       ----------   --------        ---------       ----------   --------

                                                    Years ended March 31,                   Six Months ended September 30,
                                             --------------------------------------        -------------------------------------
                                                1999              2000       2000             1999             2000       2000
                                             ----------       ----------   --------        ---------       ----------   --------
                                                                                                           (unaudited)
Net cash used in continuing
 operations...........................     (2,450,040)      (2,793,438)   (60,595)        (972,413)      (1,044,516)   (22,658)

Net cash provided by discontinued
 operations...........................        168,050                -          -                -                -          -
                                         ------------     ------------  ---------      -----------     ------------ ----------
Net cash used in investing
 activities...........................     (2,281,990)      (2,793,438)   (60,595)        (972,413)      (1,044,516)   (22,658)
                                         ------------     ------------  ---------      -----------     ------------ ----------
Cash flows from financing
 activities:
Proceeds from /(repayments of)
 short term borrowing from banks,
 net..................................       (229,678)      (1,688,043)   (36,617)         238,345           58,747      1,274
Proceeds from issuance of long
 term debt............................        500,000        1,010,219     21,914         (609,643)           1,586         34
Sale of shares by Trust...............                         466,771     10,125                -                -          -
Repayment of long-term debt...........       (463,086)        (755,049)   (16,379)               -                -          -
Proceeds from issuance of
 preferred stock......................        250,000                -          -                -                -          -
Proceeds from issuance of common
 stock by a subsidiary/affiliate......              -          502,345     10,897                -                -          -
Payment of cash dividends.............        (75,727)         (75,622)    (1,640)         (75,622)         (75,622)    (1,640)
                                         ------------     ------------  ---------      -----------     ------------ ----------
Net cash provided by/(used in)
 continuing operations................        (18,491)        (539,379)   (11,700)        (446,920)         (15,289)      (332)
Net cash used in discontinued
 operations...........................       (158,422)               -          -                -                -          -
                                         ------------     ------------  ---------      -----------     ------------ ----------
Net cash provided by/( used in)
 financing activities.................       (176,913)        (539,379)   (11,700)        (446,920)         (15,289)      (332)
                                         ------------     ------------  ---------      -----------     ------------ ----------
Effect of de-consolidation of a
 subsidiary on cash and cash
 equivalents (Note 14)................              -           (1,943)       (42)               -                -          -
                                         ------------     ------------  ---------      -----------     ------------ ----------
Net increase/ (decrease) in cash
 and cash equivalents during the
 year.................................        (98,384)         146,350      3,174         (144,788)         199,341      4,324
Cash and cash equivalents at the
 beginning of the year................        743,109          637,253     13,823          637,252          783,603     16,998
                                         ------------     ------------   --------     ------------     ------------   --------
Cash and cash equivalents at the
 end of the year......................   Rs.  644,725     Rs.  783,603   $ 16,997     Rs.  492,464     Rs.  982,944   $ 21,322
                                         ============     ============   ========     ============     ============   ========
Supplementary information:
 Cash paid for interest...............   Rs.  344,886     Rs.  335,545   $  7,279     Rs.  182,390     Rs.  (36,172)  $   (785)
 Cash paid for taxes..................        121,815          221,233      4,799           41,679         (467,306)   (10,137)


  Cash and cash equivalents as of March 31, 1999 include cash balances of Rs. 7,472 relating to Wipro Finance. This balance is reflected as a component of "net liabilities of discontinued business" in the consolidated balance sheet as of March 31, 1999.

        See accompanying notes to the consolidated financial statements

                                 WIPRO LIMITED
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 INFORMATION AS OF AND FOR THE SIX MONTHS AND THREE MONTHS ENDED SEPTEMBER 30,
                          1999 AND 2000 IS UNAUDITED
         (IN THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

1.   Overview

     Wipro Limited ("Wipro"), together with its subsidiaries Wipro, Inc., EnThink, Inc., Wipro Prosper Limited, Wipro Welfare Limited, Wipro Trademarks Holdings Limited, Wipro Japan KK and affiliates Wipro Net Limited, Wipro ePeripherals Limited and Wipro GE Medical Systems Limited (collectively, the "Company") is a leading India based provider of IT services globally. Further, Wipro is in other businesses such as Indian IT Services and Products, Consumer Care and Lighting and healthcare systems. Wipro is headquartered in Bangalore, India.

2.   Significant Accounting Policies

     The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     Basis of preparation of financial statements. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

     Functional currency. The functional and reporting currency of the Company is the Indian rupee as a significant portion of the Company's activities are conducted in India.

     Convenience translation. The accompanying financial statements have been prepared in Indian rupee, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the six months ended September 30, 2000 and as of and for the year ended March 31, 2000 have been translated into United States dollars at the noon buying rate in New York City on October 2, 2000 are for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $ 1 = Rs. 46.10. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

     Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

     Pursuant to a joint venture agreement, effective December 27, 1999, the shareholding of the Company in Wipro Net Limited ("Wipro Net") was reduced from 100% to 55%. The minority shareholder, KPN Group, holds 45% of the voting stock and has certain significant participating rights which provide for its effective involvement in significant decisions in the ordinary course of business. Accordingly, the financial statements of Wipro Net, subsequent to December 27, 1999 have not been consolidated.

     The financial statements of Wipro Finance Limited ("Wipro Finance"), a majority owned subsidiary, were consolidated with Wipro in fiscal 1998 and 1999. In December 1999, Wipro reduced its shareholding in Wipro Finance to 50%. Wipro has no financial obligations or commitments to Wipro Finance and does not intend to provide Wipro Finance with further financial support. Accordingly, Wipro has not provided for any losses beyond its equity investment and net advances, and the financial statements of Wipro Finance have not been consolidated since April 1, 1999.

     Cash equivalents. The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

     Revenue recognition. Revenues from software development services comprise income from time-and-material and fixed-price contracts. Revenue with respect to time-and-material contracts is recognized as related services are performed. Revenue with respect to fixed-price contracts is recognized in accordance with the percentage of completion method of accounting. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support, and other services is recognized as the related service is performed. Revenue from the sales of goods is recognized, in accordance with the sales contract, on dispatch from the factories/warehouses of the Company. When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met.

     Inventories. Inventories are stated at the lower of cost and market. Cost is determined using the weighted average method for all categories of inventories.

     Investment Securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis and are included in earnings. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. Fair value is based on quoted market prices. The impairment is charged to earnings.

     Derivative Financial Instruments. The Company uses short-term forward foreign exchange contracts to cover foreign exchange risk. These contracts qualify as hedges, as changes in their fair value offset the effect of a change in the fair value of the underlying exposure. Such contracts are revalued based on the spot rates at the date of the balance sheet and the spot rates at the inception of the contract. Gains and losses arising on revaluation are recognized as offsets to gains and losses resulting from the transactions being hedged. Premium or discount on such forward exchange contracts are recognized over the life of the contract. The Company has entered into interest rate swap agreements which hedge interest rate risk on underlying debt. These contracts qualify as hedge transactions and are accounted for under the accrual method.

     Investments in affiliated companies. The Company's equity in the earnings of affiliates is included in the statement of income and the Company's share of net assets of affiliates is included in the balance sheet.

     Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company's carrying amount per share. Such gain or loss, is recognized in the statement of income when the transaction occurs.

     Property, Plant and Equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital leases are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings                                         30 to 60 years
Plant and machinery                               2 to 21 years
Furniture, fixtures and equipment                 2 to 5 years
Vehicles                                          4 years
Computer and software                             2 years

     Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to revenue. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

     Intangible Assets. The Company records as assets, costs incurred on assets which are of enduring value at the consideration paid for it and amortizes the cost by systematic charges to income over the period estimated to be benefited. Cost of acquisition that result in a goodwill is reported as an intangible asset and amortized over a period of five years.

     Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.

     Research and Development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses, is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

     Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

     Foreign Currency Transactions. The functional and reporting currency of the Company is the Indian rupee. Foreign currency transactions are translated into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are translated into Indian rupees at the exchange rate prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.

     Earnings Per Share. The Company has adopted SFAS No. 128, Earnings Per Share. In accordance with SFAS No. 128, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.

     Income Taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

     Retirement Benefits to Employees.

     Gratuity: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee's last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India. Under this scheme, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the scheme and determines the contribution premium required to be paid by the Company. The impact of the scheme is not material or expected to become material to the financial condition or operations of the Company.

     Superannuation: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions.

     Provident fund: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee's salary. Until fiscal 1981, the Company contributed to the employees' provident fund maintained by the Government of India. Effective fiscal 1982, the Company established a provident fund trust to which a part of the contributions are made each month. The remainder of the contributions are made to the Government's provident fund. The Company has no further obligations under the plan beyond its monthly contributions.

     Stock-based Compensation. The Company uses the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25 to account for its employee stock based compensation plans. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation.

     Recent accounting pronouncements. In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet either as an asset or as a liability and be measured at its fair value. The Statement requires that changes in a derivative's fair value be recognized in the current period unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that the Company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for all fiscal periods beginning after June 15, 1999. Application of the Statement will not have a significant impact on the financial statements of the Company.

3.   Discontinued Operations

     The Company was involved in the financial services business through Wipro Finance, a majority owned subsidiary. The Company, for strategic reasons, decided to concentrate on its core businesses and as a result, in March 1999, the Company decided to exit the financial services business and approved a formal plan for winding down the operations of this business. Under the plan, Wipro Finance will not accept any new business and the existing assets and liabilities would be liquidated as per their contractual terms. The Company estimated the shortfall in servicing liabilities of Wipro Finance through its assets and decided to fund the shortfall through a fresh infusion of equity and preferred stock amounting to Rs. 950,000.

     The results of operations of Wipro Finance for all periods have been reported separately as "loss from operations of discontinued finance division". Similarly, the obligation of the Company to fund losses under the plan, in excess of recognized losses as of March 31, 1999, has been accrued as "provision for operating losses during phase-out period".

     The assets and liabilities of Wipro Finance as of March 31, 1999 have been aggregated and reported separately as "net liabilities of discontinued business" as given below:

                                                                                                               As of March 31,
                                                                                                                    1999
                                                                                                              ---------------
Assets:
  Cash and cash equivalents.................................................................................    Rs.     7,472
  Loans, net of allowances..................................................................................        1,278,533
  Investment securities.....................................................................................          116,855
  Property, plant and equipment, net........................................................................           64,705
  Other assets..............................................................................................          147,063
                                                                                                              ---------------
  Total assets..............................................................................................        1,614,628
                                                                                                              ---------------
Liabilities:
  Long term debt............................................................................................        2,141,844
  Accounts payable..........................................................................................           33,058
  Preferred stock...........................................................................................          286,000
  Other liabilities.........................................................................................            9,519
                                                                                                              ---------------
  Total liabilities.........................................................................................        2,470,421
                                                                                                              ---------------
     Net liabilities of discontinued business...............................................................  Rs.     855,793
                                                                                                              ===============

     The summarized information on results of operations of the discontinued business is given below:

                                                                                                                Year Ended
                                                                                                                 March 31,
                                                                                                                   1999
                                                                                                              -------------
Revenue.....................................................................................................  Rs.  469,582
Operating expenses..........................................................................................       (930,399)
                                                                                                              -------------
Loss from operations of discontinued finance division.......................................................  Rs.  (460,817)
                                                                                                              =============

     In December 1999, the Company sold 50% of the interest in Wipro Finance to certain investors for a nominal amount. As a result of the sale, the Company does not have a controlling interest in Wipro Finance. The financial statements of Wipro Finance have not been consolidated for the year ended March 31, 2000 and six months ended September 30, 1999 and 2000. The tax benefit of Rs. 218,707 arising on the sale has been reported separately as a component of discontinued operations.

4.   Cash and Cash Equivalents and Restricted Cash

     Cash and cash equivalents as of March 31, 1999 and 2000 and September 30, 1999 and 2000 comprise of cash and cash on deposit with banks. Cash and cash equivalents include deposits of Rs. 2,008, Rs. 2,108, Rs. 2,008 and Rs. 6,709 as of March 31, 1999 and 2000 and September 30, 1999 and 2000 respectively placed with banks as margin money in the normal course of business operations.

5.   Accounts Receivable

     The accounts receivable as of March 31, 1999, 2000 and September 30, 2000 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of the customer and aging of the accounts receivable. Accounts receivable are generally not collateralized.

     The activity in the allowance for doubtful accounts receivable is given below:

                                                                                                        Six months ended
                                                                          Year ended March 31,            September 30,
                                                                    -------------------------------
                                                                          1999           2000                 2000
                                                                    --------------  ---------------   --------------------
                                                                                                          (unaudited)
Balance at the beginning of the period.....................           Rs.  191,473   Rs.  277,841          196,602
Additional provision during the period.....................                123,039        299,122          148,924
Bad debts charged to provision.............................                (36,671)      (380,361)         (21,402)
                                                                      ------------   ------------          -------
Balance at the end of the period...........................           Rs.  277,841   Rs.  196,602          324,124
                                                                      ============   ============          =======

6.   Inventories

     Inventories consist of the following:

                                                   Year ended March 31,               Six months ended September 30,
                                           ------------------------------------    -----------------------------------
                                                  1999              2000                   1999             2000
                                           ----------------   -----------------    ------------------   --------------
                                                                                                (unaudited)
Stores and spare parts................       Rs.     68,592    Rs.     42,914        Rs.     57,871    Rs.    46,166
Raw materials and components..........              606,034           497,545               657,884          474,902
Work-in-process.......................              143,301            92,970               130,162          166,081
Finished goods........................              625,801           581,731               521,439          387,384
                                             --------------    --------------        --------------    -------------
                                             Rs.  1,443,728    Rs.  1,215,160             1,367,356        1,074,533
                                             ==============    ==============        ==============    =============

7.   Other Assets

     Other assets consist of the following:

                                                   Year ended March 31,               Six months ended September 30,
                                           ------------------------------------    -----------------------------------
                                                  1999              2000                   1999             2000
                                           ----------------   -----------------    ------------------   --------------
                                                                                                (unaudited)
Prepaid expenses.........................    Rs.    270,462    Rs.    377,911        Rs.    431,142    Rs.    318,032
Advances to suppliers....................            43,956            35,510                44,392            81,763
Balances with statutory authorities......           134,202           224,215                40,606           108,378
Deposits.................................           255,930           382,307               359,956           575,415
Inter-Corporate deposit                                                                           -         1,498,213
Advance income taxes.....................           273,501           125,000               169,789             4,065
Others...................................           181,708           219,025               183,450           279,282
                                           ----------------   ---------------      ----------------     -------------
                                                  1,159,759         1,363,968             1,229,335         2,865,148
Less: Current assets.....................           909,456           981,661               879,414         2,581,791
                                           ----------------   ---------------      ----------------     -------------
                                             Rs.    250,303    Rs.    382,307        Rs.    349,921     Rs.   283,357
                                           ================   ===============      ================     =============

8.   Investment Securities

     Investment securities consist of the following:

                                                As of March 31, 1999                                     As of March 31, 2000
                              ----------------------------------------------------------------------------------------------------
                                                Gross           Gross                                     Gross          Gross
                                              Unrealized     Unrealized                                 Unrealized     Unrealized
                               Carrying        Holding         Holding                   Carrying        Holding         Holding
                                 Value          Gains          Losses       Fair Value     Value           Gains         Losses
                              ----------------------------------------------------------------------------------------------------
Available-for-sale:
Equity securities...........  Rs.    233     Rs.  2,230     Rs.  (30)       Rs.  2,433  Rs.      233    Rs.  2,298     Rs.  (27)
Mutual fund units...........       3,793          1,041           --             4,834
                              Rs.  4,026     Rs.  3,271     Rs.  (30)       Rs.  7,267  Rs.      233    Rs.  2,298     Rs.  (27)
Held-to-maturity:
Treasury securities.........  Rs.  2,500     Rs.     --     Rs.   --        Rs.  2,500  Rs.       --    Rs.     --     Rs.   --
Bonds and Debentures........          24                                            24  Rs.  294,646            --           --
                              Rs.  2,524     Rs.     --     Rs.   --        Rs.  2,524  Rs.  294,646    Rs.     --     Rs.   --
Total.......................  Rs.  6,550     Rs.  3,271     Rs.  (30)       Rs.  9,791  Rs.  294,879    Rs.  2,298     Rs.  (27)


                                                  As of Six months ended September 30, 1999
                                -------------------------------------------------------------------------------
                                                                  Gross            Gross
                                                                Unrealized        Unrealized
                                                Carrying         Holding           Holding
                                 Fair Value      Value            Gains            Losses           Fair Value
                                -------------------------------------------------------------------------------
Available-for-sale:
Equity securities...........    Rs.    2,504      Rs.      233     Rs.  1,984                      Rs.    2,217
Mutual fund units...........
                                Rs.    2,504      Rs.      233     Rs.  1,984                      Rs.    2,217
Held-to-maturity:
Treasury securities.........    Rs.       --      Rs.       --     Rs.     --       Rs.            Rs.       --
Bonds and Debentures........    Rs.  294,646      Rs.  371,368                                     Rs.  371,368
                                Rs.  294,646      Rs.  371,368     Rs.     --       Rs.            Rs.  371,368
Total.......................    Rs.  297,150      Rs.  371,601     Rs.  1,984       Rs.            Rs.  373,585


                                            As of Six months ended September 30, 2000
                               ------------------------------------------------------------------
                                                    Gross             Gross
                                                  Unrealized        Unrealized
                                 Carrying           Holding          Holding
                                  Value              Gains            Losses        Fair Value
                               ------------------------------------------------------------------
Available-for-sale:
Equity securities...........    Rs.     233       Rs.    1,969     Rs.     (35)     Rs.    2,167
Mutual fund units...........
                                Rs.     233       Rs.    1,969     Rs.     (35)     Rs.    2,167
Held-to-maturity:
Treasury securities.........    Rs.  47,952                 --              --      Rs.   47,952
Bonds and Debentures........    Rs. 298,341                 --              --      Rs.  298,341
                                Rs. 346,293       Rs.       --              --      Rs.  346,293
Total.......................    Rs. 346,526       Rs.    1,969     Rs.     (35)     Rs.  348,460

_____________________
     Debt securities, held to maturity as of September 30, 2000 mature between one through five years.

     Dividends from securities available for sale, during the years ended March 31, 1999 and 2000, were Rs. 131 and Rs. 22 respectively and is included in other income. Proceeds from the sale of securities, available for sale were Rs. 4,474 during the year ended March 31, 2000.

9.   Property, Plant and Equipment

     Property, plant and equipment consist of the following:

                                                     As of March 31,             Six months ended September 30,
                                             --------------------------------  ----------------------------------
                                                   1999             2000         1999             2000
                                             ---------------  ---------------  ----------------   ---------------
                                                                                            (unaudited)
Land.......................................  Rs.    195,590   Rs.    273,804   Rs.      195,589   Rs.    389,517
Buildings..................................         396,408          701,839            523,977          894,508
Plant and machinery........................       2,901,546        3,202,434          3,152,922        3,569,786
Furniture, fixtures, and equipment.........         455,609          647,590            528,780          769,523
Vehicles...................................         158,448          217,729            175,668          250,337
Computer software for internal use.........         169,452          298,105            230,890          422,933
Capital work-in-progress...................         860,063          709,146            794,987          570,177
                                             --------------   --------------   ----------------   --------------
                                                  5,137,116        6,050,647          5,602,813        6,866,781

Accumulated depreciation and amortization..      (1,882,691)      (2,446,966)        (2,161,678)      (2,710,717)
                                             --------------   --------------   ----------------   --------------
Property, plant and equipment, net.........  Rs.  3,254,425   Rs.  3,603,681   Rs.    3,441,135   Rs.  4,156,064
                                             ==============   ==============   ================   ==============

     Depreciation expense for the years ended March 31, 1999 and 2000 and six months ended September 30, 1999 and 2000 is Rs. 630,543 Rs. 734,473, Rs. 307,053
and Rs. 405,405 respectively. This includes Rs. 29,871, Rs. 53,261, Rs. 26,630 and Rs. 79,070 being amortization of capitalized internal use software during the years ended March 31, 1999 and 2000 and six months ended September 30, 1999 and 2000 respectively.

10.  Intangible Assets

     Intangible assets consisting of technical know-how and goodwill, are stated net of accumulated amortization of Rs. 1,397, Rs. 5,647, Rs. 2,217 and Rs. 1,952 as of March 31, 1999, 2000 and six months ended September 30, 2000 respectively. Technical know-how is amortized over six years. Amortization expenses for the years ended March 31, 1999 and 2000 and six months ended September 30, 1999 and 2000 are Rs. 606, Rs. 4,250, Rs. 820 and Rs. 1,232 respectively.

     In October 1999, the Company acquired the 45% minority interest in Wipro Computers Limited for a consideration of Rs. 67,500. The acquisition resulted in a goodwill of Rs. 10,500 which is reported as an intangible asset. The goodwill is being amortized over a period of 5 years.

11.  Other Current Liabilities

     Other current liabilities consist of the following:

                                         As of March 31,         Six months ended September 30,
                                   ----------------------------  -------------------------------
                                        1999           2000          1999             2000
                                   --------------  ------------  --------------  ---------------
                                                                           (unaudited)
Inter-corporate deposits..........  Rs.            Rs.  49,692    Rs.  150,000    Rs.
Statutory dues payable............        69,707       154,958          40,756         327,938
Sundry deposits...................           --            --              --          143,545
Taxes payable.....................       303,295       195,497         298,412          17,024
Others............................        47,328        35,414         126,609          14,344
                                    ------------   -----------    ------------    ------------
                                    Rs.  420,330   Rs. 435,561    Rs.  615,777    Rs.  502,851
                                    ============   ===========    ============    ============

12.  Other Liabilities

     Other liabilities consist of security deposits collected from the Company's dealers.

13.  Operating Leases

     The Company leases office and residential facilities under cancellable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs. 209,830, Rs. 237,693, Rs. 114,874 and Rs. 134,269 for the years ended March 31,
1999, 2000 and six months ended September 30, 1999 and 2000 respectively.

14.  Investments in Affiliates

     Wipro GE Medical Systems ("Wipro GE"). The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 1999 and 2000 and September 30, 1999 and 2000 was Rs. 310,250, Rs. 434,299, Rs. 331,450 and Rs. 525,929 respectively. The
Company's equity in the income of Wipro GE for the year ended March 31, 1999 and 2000 and six months ended September 30, 1999 and 2000 was Rs. 95,632, Rs. 138,749, Rs. 30,773 and Rs. 98,980 respectively.

     Wipro Net. As of March 31, 1999, the Company held a 100% interest in Wipro Net represented by 15,219,180 equity shares of Rs. 10 each. Wipro Net is engaged in value added networking and communication services. The financial statements of Wipro Net were consolidated in fiscal 1999. In fiscal 2000, the Company sold 2,903,410 equity shares to a minority shareholder for a consideration of Rs. 203,000 pursuant to a joint venture agreement. The gain on sale of Rs. 146,144 is included in the statement of income. Additionally, Wipro Net directly issued 7,173,132 shares to the joint venture partner at a price of Rs. 70 per share. As a result of the transactions, the Company's interest in Wipro Net reduced to 55%. The shareholders' agreement provides the minority shareholder in the joint venture with significant participating rights, which provide for its effective involvement in significant decisions in the ordinary course of business. Further, the shareholders' agreement requires the Company to reduce its interest from 55% to 45% within 2 to 3 years. Therefore, subsequent to the dilution, the Company has accounted for its 55% interest by the equity method. The carrying value of the investment in Wipro Net as of March 31, 2000 and September 30, 2000 was Rs. 270,586 and Rs. 175,010
respectively. The carrying value has increased by Rs. 266,000 due to the direct issue of shares to the minority shareholder. As the direct issue of shares by Wipro Net is not part of a broader corporate reorganization, the gain due to the change in the carrying value of the investment has been included in the statement of income. The Company's equity in the loss of Wipro Net for the year ended March 31, 2000 and the six months ended September 30, 2000 was Rs. 26,159 and Rs. 95,577 respectively.

     Wipro ePeripherals Ltd. On September 1, 2000, the Peripherals Sales Division ("PSD") of Wipro Ltd., which was engaged in the business of manufacture, sales and trading of computer peripherals was transferred into a separate legal entity, Wipro ePeripherals Ltd. ("WeP"). All the assets and liabilities of PSD were transferred to the new entity, at fair value of Rs. 270,888, for cash of Rs. 116,288, 1,000,000 12.5% unsecured debentures of Rs. 100 each repayable at par in fiscal 2005 and 5,460,000 equity shares of Rs. 10 each in WeP. WeP has also sought equity participation from certain strategic investors and employees of Wipro Limited. Strategic investors and employees hold 61% equity interest in WeP. Our share in the income of WeP is accrued in proportion to our equity interest of 39% in WeP. The carrying value of the investment in WeP as of September 30, 2000 was Rs. 60,119. The Company's equity in the income of WeP for the six months ended September 30, 2000 was Rs. 5,519.

15.  Financial Instruments and Concentration of Risk

     Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, investment securities and accounts receivable. The Company's cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of accounts receivable as of March 31, 1999 and 2000 and September 30, 1999 and 2000.

     Derivative financial instruments. The Company enters into forward foreign exchange contracts and interest rate swap agreements where the counterparty is generally a bank. The Company considers the risks of non-performance by the counterparty as non-material. The following table presents the aggregate contracted principal amounts of the Company's derivative financial instruments outstanding :

                                                                         As of March 31,                   As of September 30,
                                                             -------------------------------------------
                                                                       1999                  2000                   2000
                                                             ----------------------  ------------------- --------------------------
                                                                                                            (unaudited)
Forward contracts..........................................  $  7,863,403(sell)      $  48,487,662(sell)      $  54,903,630(sell)

Interest rate swaps........................................  $  9,750,000            $   6,500,000            $   4,875,000

     The foreign forward exchange contracts mature between one to six months. Interest rate swap agreements mature between one to five years.

16.  Borrowings from Banks

     The Company has a line of credit of Rs. 2,650,000 from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the bank, which averaged 13.12% in fiscal 1999 and 2000 and 12.8% in the six months ended September 30, 2000. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

17.  Long-term Debt

     Long-term debt consists of the following:

     In December 1999, the Company has transferred an 8% interest in Wipro Net to a financial institution. Under the terms of the transfer, the Company has a call option to repurchase the transferred shares at a pre-determined consideration. Additionally, the financial institution has a put option to sell the shares to

                                                      As of September 30,
                                                -------------------------------
                                                    1999              2000
                                                -------------     -------------
                                                           (unaudited)
Debentures and bonds.........................   Rs.     6,667     Rs.         -
Foreign currency borrowings..................         353,364           194,698
Rupee term loans from banks and financial
 institutions................................         188,679         1,255,412
Foreign currency term loans from
 financial institutions......................          29,806                 -
Others.......................................          33,410            42,190
                                                -------------     -------------
                                                      611,926         1,462,300
Less: Current portion........................         242,458         1,322,729
                                                -------------     -------------
                                                Rs.   369,468     Rs    139,571
                                                =============     =============

the Company at a pre-determined consideration. The financial institution cannot transfer the shares to a third party within the period of the call option. The Company has recorded the transfer as a secured borrowing with a pledge of collateral. As of September 30, 2000, the rupee term loans include Rs. 1,100,312 representing such a borrowing. The call and put options can be exercised between 13 months to 18 months from the date of transfer. The principal shareholder of the Company has pledged certain shares held in Wipro to further secure the borrowing.

     All other long term debt is secured by a specific charge over the property, plant and equipment of the Company and contains certain financial covenants and restrictions on indebtedness.

     Foreign currency borrowing represents a fixed rate U.S. dollar borrowing. In order to hedge the foreign exchange risk on the borrowing, Wipro entered into a structured swap agreement with a bank in September 1999. Under this agreement, the bank would assume all responsibilities to repay the borrowing and interest thereon in foreign currency as per the scheduled maturity of the borrowing. In exchange, the Company would pay the bank a fixed amount in Indian rupees per an agreed schedule. In order to secure the Indian rupee payment streams to the bank, Wipro made an investment in certain discount bonds, the proceeds of which have been assigned as security to the bank. The swap agreement has been accounted as a hedge with the hedge cost amortized to income over the life of the contract. The discount bonds are classified as "held to maturity" investment securities.

     An interest rate profile of long term debt is given below:

                                                  As of March 31,         As of September 30,
                                           ----------------------------   -----------------------------
                                               1999            2000            1999            2000
                                           ------------   -------------   -------------   -------------
                                                                                   (unaudited)
Debentures and bonds.....................  14.0 to 18.5%         --%              18.5%        --%
Foreign currency borrowings..............           6.7%        6.7%               6.7%       6.7%
Rupee term loans from banks and            13.5 to 15.0%       13.9%      13.5 to  6.7%      12.8%
 financial institutions..................
Foreign currency term loans from                    7.5%         --%               7.5%        --%
 financial institutions..................

     A maturity profile of long term debt outstanding as of September 30, 2000 is set out below :

Maturing in:
  2001..................................................................  1,322,730
  2002..................................................................     90,793
  2003..................................................................     20,105
  2004..................................................................     28,305
  Thereafter............................................................        627
                                                                          ---------
  Total.................................................................  1,462,560
                                                                          =========

18.  Equity Shares and Dividends

     The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held by him or her.

     Indian statutes mandate that dividends shall be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held by him to the total equity shares outstanding as on that date. Indian statutes on foreign exchange govern the remittance of dividend outside India. Such dividend payments are subject to withholding taxes applicable at the time of payment.

     In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

     The Company paid cash dividends of Rs. 75,727 and Rs. 75,622 and Rs. 75,622 during the years ended March 31, 1999, 2000 and the six months ended September 30, 2000, respectively. The dividend per share was Rs. 0.30 during the years ended March 31, 1999, 2000 and the six months ended September 30, 2000.

     In November 1997, the Company effected a two-for-one share split in the form of a share dividend. In September 1999, the Company effected a five-for-one share split of the Company's equity shares. All references in the consolidated financial statements to number of shares and per share amounts of the Company's equity shares have been retroactively restated to reflect the increased number of equity shares outstanding resulting due to the share splits.

19.  Retained Earnings

     The Company's retained earnings as of March 31, 1999 and 2000 and September 30, 1999 and 2000 include restricted retained earnings of Rs. 30,773, Rs. 23,585, Rs. 30,773 and Rs. 24,335 respectively which are not distributable as dividends under Indian company and tax laws. These relate to requirements regarding earmarking a part of the retained earnings for redemption of debentures and to avail specific tax allowances.

     Retained earnings as of March 31, 1999 and 2000 and September 30, 1999 and 2000 also include Rs. 261,250, Rs. 532,885, Rs. 282,450 and Rs. 534,298
respectively of undistributed earnings in equity of affiliates.

20.  Redeemable Preferred stock

     Preferred stock issued by companies incorporated in India carries a preferential right to be paid on liquidation, and a preferential right to be repaid over the equity shares. The Company has two series of redeemable preferred stock as detailed below that are reflected as a liability in the balance sheets.

     Redeemable preferred stock of Wipro. The Company has issued 25,000,000 shares of preferred stock aggregating Rs. 250,000 to a financial institution bearing a dividend at 10.25% per annum. The preferred stock does not bear a conversion option and is redeemable at the option of the holder at par value in December 2000.

     Redeemable preferred stock of Wipro Finance. On March 31, 1998, Wipro Finance issued 2,500,000 shares of preferred stock aggregating Rs. 250,000 to a financial institution. The preferred stock is convertible to equity shares of Wipro Finance at a formula price based on the net asset value of Wipro Finance on the conversion date. Alternatively, the investor has the option to seek redemption at a determinable price. The Company has accrued for dividends at the effective yield of 14.4% representing the difference between the par value and the redemption price. The dividend on the preferred stock has been treated as interest expense and reported as a component of "loss from operations of discontinued finance business". As of March 31, 1999, the preferred stock with a carrying value of Rs. 286,000 has been reported as a component of "net liabilities of discontinued business".

21.  Other Expense, Net

     Other expense consists of the following:

                                                              Three months ended              Six months ended         Year ended
                                                                 September 30,                  September 30,           March 31,
                                                          --------------------------    --------------------------    ------------
                                                              1999            2000          1999            2000          2000
                                                          ------------   -----------    ------------   -----------    ------------
                                                                   (Unaudited)                 (Unaudited)
Interest expense, net of capitalized interest...........  Rs.  (80,847)  Rs. (36,833)   Rs. (154,090)  Rs. (59,519)   Rs. (283,627)
Foreign exchange gain/(loss)............................        16,147        30,769          43,608        19,214          51,603
Others..................................................        19,360        50,388          49,789        69,201          76,880
                                                          ------------   -----------    ------------   -----------    ------------
Total...................................................  Rs.  (45,340)  Rs.  44,324    Rs.  (60,693)  Rs.  28,896    Rs. (155,144)
                                                          ============   ===========    ============   ===========    ============

     Rs. 53,980 and Rs. 10,000 of interest has been capitalized during the years ended March 31, 2000, and six months ended September 30, 2000 respectively.

22.  Income Taxes

     Income taxes consist of the following:

                                                              Three months ended            Six months ended            Year ended
                                                                  September 30,                September 30,             March 31,
                                                          --------------------------    ---------------------------    ------------
                                                                1999         2000          1999            2000            2000
                                                          -----------    -----------    -----------    ------------    ------------
                                                                (Unaudited)                   (Unaudited)
Current Taxes
  Domestic..............................................  Rs.  15,000    Rs. 129,357    Rs.  15,000    Rs.  179,800    Rs.  167,825
  Foreign...............................................       30,540         77,566         53,540         148,099         174,920
                                                          -----------    -----------    -----------    ------------    ------------
                                                               45,540        206,923         68,540         327,899         342,745
                                                          -----------    -----------    -----------    ------------    ------------
Deferred Taxes
  Domestic..............................................       40,084              -         80,460               -         182,553
                                                          -----------    -----------    -----------    ------------    ------------
                                                               40,084              -         80,460         327,899         182,553
                                                          -----------    -----------    -----------    ------------    ------------
Total income tax expense................................  Rs.  85,624    Rs. 206,923    Rs. 149,000    Rs.  327,899    Rs.  525,298
                                                          ===========    ===========    ===========    ============    ============

     The reported income tax expense differed from amounts computed by applying the enacted tax rates to income from continuing operations before income taxes as a result of the following:

                                                        Three months ended              Six months ended              Year ended
                                                            September 30,                  September 30,               March 31,
                                                    ---------------------------    ----------------------------     -------------
                                                        1999           2000            1999            2000              2000
                                                    -----------    ------------    ------------    ------------     -------------
                                                           (Unaudited)                          (Unaudited)
Income from continuing operations before taxes....      672,775       1,746,889       1,176,284       2,845,229     RS. 3,858,294
Enacted tax rate in India.........................         38.5%           38.5%           38.5%           38.5%             38.5%
                                                    -----------    ------------    ------------    ------------     -------------
Computed expected tax expense.....................      259,018         672,552         452,869       1,095,413         1,485,443
Effect of:
 Income exempt from tax in India..................     (222,948)       (534,500)       (401,808)       (944,154)       (1,104,111)
 Change in enacted tax rate.......................      (17,434)            --          (22,385)             --           (22,385)
 Others...........................................       36,448          (8,660)         66,784          28,541            (8,569)
                                                    -----------    ------------    ------------    ------------     -------------
Domestic income taxes.............................       55,084         129,392          95,460         179,800           350,378
Effect of tax on foreign income...................       30,540          77,566          53,540         148,099           174,920
                                                    -----------    ------------    ------------    ------------     -------------
Total income tax expense..........................  Rs.  85,624    Rs.  206,958    Rs.  149,000    Rs.  327,899     Rs.   525,298
                                                    ===========    ============    ============    ============     =============

     A substantial portion of the profits of the Company's India operations are exempt from Indian income taxes because they are attributable to export operations and profits from undertakings located in Software Technology and Hardware Technology Parks. Under the tax holiday scheme, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The Company has opted for this exemption from the year ended March 31, 1997 for undertakings situated in Software Technology and Hardware Technology Parks. The aggregate rupee and per share effects of the tax holiday are Rs. 1,104,111 and Rs. 4.85 for the year ended March 31, 2000,

Rs. 401,808 and Rs. 1.76 per share for the six months ended September 30, 1999 and Rs. 944,154 and Rs. 4.14 per share for the six months ended September 30, 2000 respectively.

                                                   As of March 31,       Six months ended September 30,
                                             --------------------------  ------------------------------
                                                   1999        2000           1999            2000
                                             ------------  ------------  --------------  --------------
                                                                                  (unaudited)
Deferred tax assets
 Allowance for doubtful accounts...........  Rs.  151,090  Rs.   37,366  Rs.    113,895  Rs.     37,366
 Carry-forward business losses.............        43,264            --              --              --
 Carry-forward capital losses..............        17,921        24,446          17,921          24,446
 Transfer of stock of affiliate............            --       194,261              --         194,261
 Others....................................        64,002        11,678          64,002          11,678
                                             ------------  ------------  --------------  --------------
  Total....................................  Rs.  276,277  Rs.  267,751  Rs.    195,818  Rs.    267,751
                                             ============  ============  ==============  ==============
Deferred tax liabilities
 Property, plant and equipment.............  Rs.   59,557  Rs.   16,610  Rs.     59,557  Rs.     16,610
 Unrealized gain on available for sale                439           500             397             213
  securities...............................
 Borrowing costs...........................         2,597           864           2,597             864
                                             ------------  ------------  --------------  --------------
  Total....................................  Rs.   62,593  Rs.   17,974  Rs.     62,551  Rs.     17,687
                                             ============  ============  ==============  ==============

     Management is of the opinion that the realizability of the deferred tax assets recognized as of March 31, 1999 and 2000 and September 30, 1999 and 2000 is more likely than not. Management has considered estimated future taxable income and the impact of tax exemption currently available to the Company, while analyzing the realizability of the deferred tax asset.

23.  Employee Stock Incentive Plans

     In fiscal 1985, the Company established a controlled trust called the Wipro Equity Reward Trust or ("WERT"). Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company's Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders' equity. 392,355, 530,635 and 700,000 shares held by employees as of March 31, 1999, 2000 and September 30, 2000 respectively, subject to vesting conditions are included in outstanding equity shares.

     In February 2000, the WERT sold 54,745 shares to third parties for a consideration of Rs. 524,475. The gain on the sale aggregating Rs. 524,472, net of the realized tax impact of Rs. 57,704 has been credited to additional paid-in capital.

     The movement in the shares held by the WERT is given below:

                                                As of March 31,         Six months ended September 30,
                                             ---------------------      ------------------------------
                                               1999         2000             1999             2000
                                             ---------   ---------      ------------      ------------
                                                                                 (unaudited)
Shares held at the beginning of the period.  1,943,760   1,409,485           1,409,485       1,216,460
Shares granted to employees................   (558,125)   (254,100)                 --          (2,660)
Sale of Shares by the WERT.................         --     (54,745)                 --              --
Grants forfeited by employees..............     23,850     115,820                  --          38,435
                                             ---------   ---------           ---------       ---------
Shares held at the end of the period.......  1,409,485   1,216,460           1,409,485       1,252,235
                                             =========   =========           =========       =========

     The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for its employee stock-based compensation plan.
During the years ended March 31, 1999 and 2000, six months ended September 30, 2000, the Company has recorded deferred compensation of Rs. 168,615, Rs. 150,908 and Rs. 4,373 respectively for the difference between the grant price and the fair value as determined by quoted market prices of the equity shares at the grant date. The deferred compensation is amortized on a straight-line basis over the vesting period of the shares which ranges from 6 to 60 months. The weighted-average-grant-date fair values of the shares granted during the years ended March 31, 1999, 2000 and the six months ended September 30, 2000 are Rs. 360, Rs. 1,028 and Rs. 1,853 respectively. The amortization of deferred stock compensation for the year ended March 31, 1999 and 2000 and the six months ended September 30, 1999 and 2000 was Rs. 24,702, Rs. 96,898, Rs. 58,000 and Rs. 46,053 respectively. The stock-based compensation has been allocated to cost of revenues and selling, general and administrative expenses as follows:

                                                                                                    Six months ended
                                                                 Year ended March 31,                 September 30,
                                                           ------------------------------     ----------------------------
                                                               1999               2000            1999             2000
                                                           -----------        -----------     -----------      -----------
                                                                                                      (Unaudited)
Cost of revenues................................           Rs.  16,087        Rs.  36,299     Rs.  22,230      Rs.  16,458
Selling, general and administrative expenses....                 8,615             60,599          36,240           29,596
                                                           -----------        -----------     -----------      -----------
Total...........................................           Rs.  24,702        Rs.  96,898     Rs.  58,470      Rs.  46,054
                                                           ===========        ===========     ===========      ===========

     In July 1999, the Company established Wipro Employee Stock Option Plan 1999 (the "1999 Plan"). Under the 1999 Plan, the Company is authorized to issue up to 5 million equity shares of common stock to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the 1999 Plan. During the year ended March 31, 2000 and six months ended September 30, 2000 the Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

     Stock option activity under the 1999 Plan is as follows:

                                                                              Year ended March 31, 2000
                                                     ------------------------------------------------------------------------------
                                                                                                 Weighted             Weighted-
                                                                         Range of exercise    average exercise         average
                                                      Shares arising      prices and grant    price and grant         remaining
                                                      out of options      date fair values    date fair values     contractual life
                                                     ---------------     -----------------    ----------------    -----------------
Outstanding at the beginning of the period........               --                      --                 --                   --
Granted during the period.........................        2,558,150      Rs. 1,024 to 2,522    Rs.       1,091            36 months
Forfeited during the period.......................         (146,000)                  1,086              1,086            39 months
Outstanding at the end of the period..............        2,412,150          1,024 to 2,522              1,091            36 months
                                                     --------------      ------------------   ----------------    -----------------
Exercisable at the end of the period..............               --      Rs.             --    Rs.          --            -- months
                                                     ==============      ==================   ================    =================

                                                                         Six months ended September 30, 2000
                                                     ------------------------------------------------------------------------------
                                                                                                  Weighted            Weighted-
                                                                         Range of exercise    exercise average         average
                                                      Shares arising     prices and grant     price and grant         remaining
                                                      out of options     date fair values     date fair values     contractual life
                                                     ---------------     ------------------   ----------------    -----------------
Outstanding at the beginning of the period........        2,412,150      Rs. 1,024 to 2,522              1,091            36 months
Granted during the period.........................        2,672,000          1,853 to 2,420              1,860            38 months
Forfeited during the period.......................          (92,200)                  1,086              1,086            33 months
Outstanding at the the end of the period..........        4,991,950          1,024 to 2,522              1,503            34 months
                                                     --------------      ------------------   ----------------    -----------------
Exercisable at the end of the period..............          231,995      Rs. 1,024 to 1,086    Rs.       1,085            -- months
                                                     ==============      ==================   ================    =================

     The Company has adopted the pro forma disclosure provisions of SFAS No.
123. Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the

Company's net income and basic earnings per share as reported would have been reduced to the pro forma amounts indicated below:

                                                                                                   Six months ended
                                                             Year ended March 31,                     September 30,
                                                       -------------------------------     ---------------------------------
                                                            1999              2000               1999              2000
                                                       ------------     --------------     --------------     --------------
                                                                                                    (Unaudited)
Net income......................................
   As reported..................................       Rs.  889,449     Rs.  3,551,703     Rs.  1,028,237     Rs.  2,517,329
   Adjusted pro forma...........................            889,449          3,317,287          1,028,237          2,003,345
Earnings per share: Basic.......................
   As reported..................................               3.91              15.59               4.51              11.05
   Adjusted pro forma...........................               3.91              14.56               4.51               8.79
Earnings per share: Diluted.....................
   As reported..................................               3.91              15.54               4.51              10.99
   Adjusted pro forma...........................               3.91              14.51               4.51               8.75

     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.

Dividend yield............................................................................................             0.03%
Expected life.............................................................................................         42 months
Risk free interest rates..................................................................................            11.88%
Volatility................................................................................................              0.80

24.  Earnings per share

     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below

                                                                            As of March 31,        Six months ended September 30,
                                                                   -----------------------------   ------------------------------
                                                                        1999            2000            1999            2000
                                                                   ------------     ------------   -------------    -------------
                                                                                                             (Unaudited)
Basic earnings per equity share -- weighted average
number of equity shares outstanding..................               227,479,728      227,843,378     227,746,865     227,922,003
Effect of dilutive equivalent shares-stock options
Outstanding..........................................                        --          804,756              --       2,133,504
                                                                   ------------     ------------    ------------    ------------
Diluted earnings per equity share -- weighted average
number of equity shares and equivalent shares                       227,479,728      228,648,134     227,746,865     230,055,507
outstanding..........................................              ============     ============    ============    ============

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.

25.  Employee Benefit Plans

     The Company contributed Rs. 121,4277, Rs. 161,723, Rs. 82,627 and Rs. 117,501 to various defined contribution plans during the years ended March 31, 1999 and 2000 and six months ended September 30, 1999 and 2000 respectively.

     The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company's financial statements in fiscal 1999 and 2000. The Company adopted the provisions of SFAS

No. 87 with effect from April 1, 1998. The impact of adopting SFAS No. 87 on prior periods was not material.

                                                                                              As of March 31,
                                                                                -----------------------------------------
                                                                                      1999                    2000
                                                                                ------------------      -----------------
Change in the benefit obligation
Projected Benefit Obligation (PBO) at the beginning of the year.                 Rs.  44,216                 Rs.  52,047
Service cost....................................................                       3,218                       4,049
Interest cost...................................................                       4,698                       5,512
Benefits paid...................................................                      (5,506)                     (7,882)
Amortization of unrecognized net loss...........................                       5,421                          57
                                                                                 -----------                 -----------
PBO at the end of the year......................................                      52,047                      53,783
                                                                                 -----------                 -----------
Change in plan assets
Fair value of plan assets at the beginning of the year..........                      22,720                      22,757
Actual return on plan assets....................................                       2,635                       2,494
Employer contributions..........................................                       2,908                       7,133
Benefits paid...................................................                      (5,506)                     (7,882)
                                                                                 -----------                 -----------
Plan assets at the end of the year..............................                      22,757                      24,502
                                                                                 -----------                 -----------
Funded status...................................................                     (29,290)                    (29,281)
                                                                                 -----------                 -----------
Unrecognized actuarial loss.....................................                       5,129                       4,936
Unrecognized transitional obligation............................                      19,622                      17,748
Accrued benefit.................................................                      (4,539)                     (6,597)

     Net gratuity cost for the years ended March 31, 1999 and 2000 included:

                                                                                              As of March 31,
                                                                                -----------------------------------------
                                                                                        1999                   2000
                                                                                ------------------      -----------------
Service cost....................................................                  Rs.  3,218                  Rs.  4,049
Interest cost...................................................                       4,698                       5,512
Expected return on assets.......................................                      (2,344)                     (2,351)
Amortization of transition liabilities..........................                       1,874                       1,874
Net gratuity cost...............................................                  Rs.  7,446                  Rs.  9,084

     The actuarial assumptions used in accounting for the Gratuity Plan are :

                                                                                              As of March 31,
                                                                                -----------------------------------------
                                                                                        1999                   2000
                                                                                ------------------      -----------------
Discount rate...................................................                             11  %                   11  %
Rate of increase in compensation levels.........................                             10  %                   10  %
Rate of return on plan assets...................................                             10.5%                   10.5%

26.  Related Party Transactions

     During the years ended March 31, 1999, 2000 and six months ended September 30, 2000, the Company sold goods and provided services in the nature of administrative and management support for a consideration of Rs. 15,079, Rs. 54,535 and Rs. 0 respectively to Wipro GE and to Wipro Net for computer and network maintenance support of Rs. 1,386 and to WeP for Rs. 350 for the six months ended September 30, 2000. The Company paid rental charges of Rs. 1,198, Rs. 1,198 and Rs. 600 during the years ended March 31, 1999, 2000 and six months ended September 30, 2000 respectively to Wipro GE for use of office premises. During the year ended March 31, 2000, the Company provided consultancy services to Wipro Net for a consideration of Rs. 12,186.

     In April 1999, the Company entered into a cancellable agreement with the principal shareholder for lease of residential premises. Rs. 1,200 and Rs. 600 has been paid to the principal shareholder as lease rentals for the year ended March 31, 2000 and six months ended September 30, 2000.

     The Company has the following receivables from related parties, which are reported as "other assets" in the balance sheet.

                                                                                         Six months ended
                                                                 As of March 31,           September 30,
                                                             ------------------------
                                                                1999          2000             2000
                                                             -----------  -----------      ------------
                                                                                           (unaudited)
Wipro GE...................................................  Rs.     581  Rs.      --      Rs.       --
Wipro Net..................................................           --       12,186           114,868
Wipro ePeripherals.........................................                                      (1,313)
Security deposit given to Hasham Premji, a firm under
 common control............................................       25,000       25,000            25,000
                                                             -----------  -----------      ------------
                                                             Rs.  25,581  Rs.  37,186      Rs.  138,555
                                                             ===========  ===========      ============

27.  Commitments and Contingencies

     Capital commitments. As of March 31, 1999, 2000 and September 30, 2000, the Company had committed to spend approximately Rs. 478,061, Rs. 160,084 and Rs. 230,814 respectively under agreements to purchase property and equipment. This amount is net of capital advances paid in respect of these purchases.

    Guarantees. As of March 31, 1999, 2000 and September 30, 2000 performance guarantees provided by banks on behalf of the Company to certain Indian Government and other agencies amount to approximately Rs. 448,938, Rs. 880,557 and Rs. 395,706 respectively as part of the bank line of credit.

    Other commitments. The Company's Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company's India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 1.5 times (increased to 5 times during fiscal 2000) the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of six months ended September 30, 2000, the Company has met all commitments under the plan.

     Contingencies. The Company is involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that Wipro expects to be material in relation to its business.

28.  Segment Information

     The Company has adopted SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, which establishes standards for reporting information about operating segments and related disclosures about products, geographic information and major customers.

     The Company is organized by segments, including Global IT Services, Indian IT Services and Products, Consumer Care and Lighting and other segments. Each of the segments has a Vice Chairman /

Chief Executive Officer who reports to the Chairman of the Company. The Chairman of the Company has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The accounting policies for the segment are the same as described in the summary of significant accounting policies and practices except that exchange rate fluctuations and interest income by lending to the other segments within the Company is considered as a component of total revenue and operating income for segment data.

     With effect from the quarter ended June 30, 2000 the chief operating decision maker evaluates revenue growth and operating income of the segments excluding interest income earned by the segment by lending to other segments within the company as a component of revenue and operating income of the segment.

     Consequently from the quarter ended June 30, 2000, interest income earned by lending to other segments within the company is not considered as a component of revenue and operating income for segment data. The Company has three reportable segments:

     The Global IT Services ("Wipro Technologies") segment provides research and development services for hardware and software design to technology and telecommunication companies and software application development services to corporate enterprises.

     The Indian IT Services and Products ("Wipro Infotech") segment focuses primarily on meeting all the IT and electronic commerce requirements of Indian companies.

     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.

     The "Others" segment consists of various business segments that did not meet the requirements individually for a reportable segment as defined in SFAS No. 131.

     Information on reportable segments is as follows:

                                                                        Year ended March 31, 1999
                                       --------------------------------------------------------------------------------------------
                                                         Indian IT       Consumer
                                         Global IT        Services       Care and     Others (net of   Reconciling
                                          Services      and Products     Lighting      eliminations)      Items       Entity Total
                                       -------------   -------------   -------------  --------------   -----------   --------------
Revenues                               Rs. 6,359,305   Rs. 7,262,349   Rs. 3,464,806  Rs.   805,649    Rs.      --   Rs. 17,892,109
Exchange rate Fluctuations............       100,629         (30,881)         (5,747)            --        (64,001)              --
Interest income on funding other
  segments, net.......................       141,467              --          36,100             --       (177,567)              --
                                       -------------   -------------   -------------  -------------    -----------   --------------
Total revenues........................     6,601,401       7,231,468       3,495,159        805,649       (241,568)      17,892,109
Cost of revenues......................    (4,056,996)     (5,358,144)     (2,585,403)      (581,558)            --      (12,582,101)
Selling, general and administrative
  expenses............................    (1,076,692)     (1,602,839)       (503,817)      (319,088)            --       (3,502,436)
                                       -------------   -------------   -------------  -------------    -----------   --------------
Operating income of segment........... Rs. 1,467,713   Rs.   270,485   Rs.   405,939  Rs.   (94,997)   Rs.(241,568)  Rs.  1,807,572
                                       =============   =============   =============  =============    ===========   ==============
Total assets of segment............... Rs.  5,259,706  Rs. 3,603,224   Rs. 1,240,716  Rs.   597,951    Rs.      --   Rs. 10,701,597
Capital employed......................      3,612,051      1,360,772         714,330        372,665             --        6,059,818
Return on capital employed............             41%            20%             57%            --             --               --
Accounts receivable...................      1,407,923      1,745,873         140,436        308,652             --        3,602,884

                                                                        Year ended March 31, 2000
                                       --------------------------------------------------------------------------------------------
                                                         Indian IT       Consumer
                                         Global IT        Services       Care and     Others (net of   Reconciling
                                          Services      and Products     Lighting      eliminations)      Items       Entity Total
                                       -------------   --------------  -------------  --------------   -----------   --------------
Revenues.............................  Rs.10,206,078   Rs.  8,181,627  Rs. 3,222,316  Rs.  1,380,583   Rs.      --   Rs. 22,990,604
Exchange rate fluctuations...........         88,946         (13,923)         (2,090)             --       (72,933)              --
Interest income on funding other                                                                                                 --
   segments, net.....................        163,500              --          43,000              --      (206,500)
                                       -------------   --------------  -------------  --------------   -----------   --------------
Total revenues.......................     10,458,524       8,167,704       3,263,226       1,380,583      (279,433)      22,990,604
Cost of revenues.....................     (6,173,724)     (6,183,092)     (2,251,238)     (1,070,031)           --      (15,678,085)
Selling, general and administrative
   expenses..........................     (1,391,265)     (1,549,302)       (533,023)       (346,564)           --       (3,820,154)
                                       -------------   --------------  -------------  --------------   -----------   --------------
Operating income of segment..........  Rs.  2,893,535  Rs.   435,310   Rs.   478,965  Rs.    (36,012)  Rs.(279,433)  Rs.  3,492,365
                                       ==============  =============   =============  ==============   ===========   ==============
Total assets of segment..............  Rs.  5,116,501  Rs. 3,788,784   Rs. 1,282,676  Rs.  2,490,392   Rs.      --   Rs. 12,678,353
Capital employed.....................       2,711,042      1,474,491         678,549       3,569,708            --        8,433,790
Return on capital employed...........             107%            30%             71%             --            --               --
Accounts receivable..................       2,163,931      1,743,789         133,889         389,751            --        4,431,360

                                                                Six months ended September 30, 1999 (Unaudited)
                                       --------------------------------------------------------------------------------------------
                                                         Indian IT       Consumer
                                         Global IT        Services       Care and     Others (net of   Reconciling
                                          Services      and Products     Lighting      eliminations)      Items       Entity Total
                                       -------------   --------------  -------------  --------------   -----------   --------------
Revenues.............................  Rs. 4,592,827   Rs.  3,476,886  Rs. 1,520,297  Rs.    431,687   Rs.      --   Rs. 10,021,696
Exchange rate fluctuations...........        138,000               --         18,000                      (156,000)              --
                                       -------------   --------------  -------------  --------------   -----------   --------------
Total revenues.......................      4,730,827        3,476,886      1,538,297         431,687            --       10,021,696
Cost of revenues.....................     (3,166,077)      (2,518,614)    (1,159,963)       (362,317)           --       (7,206,971)
Selling, general and administrative
   expenses..........................       (468,514)        (810,273)      (172,333)       (152,788)           --       (1,603,908)
                                       -------------   --------------  -------------  --------------   -----------   --------------
Operating income of segment..........  Rs. 1,096,235   Rs.    147,999  Rs.   206,001  Rs.    (83,417)  Rs.(156,000)  Rs.  1,210,818
                                       =============   ==============  =============  ==============   ===========   ==============
Total assets of segment..............  Rs. 5,661,879   Rs. 3,197,827   Rs. 1,212,082  Rs.  1,212,144   Rs.      --   Rs. 11,283,932
Capital employed.....................      4,802,079       1,167,889         878,468         399,652            --        7,248,088
Return on capital employed...........             46%             25%             47%             --            --               33%
Accounts receivable..................      1,816,117       1,579,417         119,643         329,677            --        3,844,854

                                                                Six months Ended September 30, 2000 (Unaudited)
                                       --------------------------------------------------------------------------------------------
                                                         Indian IT       Consumer
                                         Global IT        Services       Care and     Others (net of   Reconciling
                                          Services      and Products     Lighting      eliminations)      Items       Entity Total
                                       -------------   --------------  -------------  --------------   -----------   --------------
Revenues.............................  Rs. 7,754,562   Rs.  4,148,939  Rs. 1,571,684  Rs.    534,922   Rs.      --   Rs. 14,010,107
Exchange rate fluctuations...........         58,990               --             --              --       (58,990)              --
                                       -------------   --------------  -------------  --------------   -----------   --------------
Total revenues.......................      7,813,552        4,148,939      1,571,684         534,922       (58,990)      14,010,107
Cost of revenues.....................     (4,139,181)      (3,023,476)    (1,099,529)       (400,401)           --       (8,662,587)
Selling, general and administrative
   expenses..........................     (1,156,338)        (882,383)      (315,927)       (185,462)           --       (2,540,110)
                                       -------------   --------------  -------------  --------------   -----------   --------------
Operating income of segment..........  Rs. 2,518,033   Rs.    243,080  Rs.   156,228  Rs.    (50,941)  Rs. (58,990)  Rs.  2,807,410
                                       =============   ==============  =============  ==============   ===========   ==============
Total assets of segment..............  Rs. 7,025,502   Rs.  2,594,928  Rs. 1,084,420  Rs.  4,709,706   Rs.      --   Rs. 15,414,557
Capital employed.....................      5,786,393          443,918        668,658       4,205,386            --       11,104,355
Return on capital employed...........             87%             110%            45%             --            --               50%
Accounts receivable..................      3,009,045        1,452,154        130,301         373,362            --        4,964,862

     The Company has three geographic segments: India, United States, and Rest of the world. Revenues from the geographic segments based on domicile of customer is as follows:

                                                             Six months
                                                                ended
                                Year ended March 31,        September 30,
                         ------------------------------------------------
                               1999             2000            2000
                         ---------------  ---------------  --------------
                                                             (Unaudited)
India..................  Rs.  11,352,121  Rs.  12,407,632  Rs.  6,092,581
United States..........        4,271,577        6,522,166       4,563,802
Rest of the world......        2,268,411        4,060,806       3,353,724
                         ---------------  ---------------  --------------
 Total.................  Rs.  17,892,109  Rs.  22,990,604  Rs. 14,010,107
                         ===============  ===============  ==============

29.  Fair Value of Financial Instruments

     The fair value of the Company's current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The fair value of held to maturity investment securities and long term debt approximates their carrying value as the interest rates reflect prevailing market rates.

30.  Year 2000

     To date, the Company has not encountered any material Year 2000 issues concerning its respective computer programs. The Company's plan for the Year 2000 included replacing or updating existing systems which were not Year 2000 compliant, assessing the Year 2000 preparedness of customers and counter-parties and formulating a contingency plan to ensure business continuity in the event of unforeseen circumstances. All costs associated with carrying out the Company's plan for the Year 2000 problem have been expensed as incurred.

Item 2. Management Discussion and Analysis of Financial Conditions and Results of Operations

     Overview

     We are a leading India based provider of IT services globally. We provide high-end IT solutions to leading companies worldwide and have other profitable businesses in niche markets in India. Our objective is to be a world leader in providing comprehensive IT services by continuing to provide world-class quality services and building on the Wipro brand name. We have three primary business segments we operate through independent divisions.

     .    Global IT Services. We provide research and development services for hardware and software design to technology and telecommunication companies and software application development services to corporate enterprises. These services are marketed and delivered through our Wipro Technologies division.

     .    Indian IT Services and Products. We are a leader in the Indian IT market and focus primarily on meeting all the IT and e-commerce requirements of Indian companies through our Wipro Infotech division.

     .    Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. We have been in the consumer care business since our inception in 1945 and the lighting business since 1992.

     Up to March 31, 2000, we evaluated our revenue and operating income for each business segment by including the impact of exchange rate fluctuations and net interest income received on inter-business segment loans. As of April 1, 2000 we started excluding net interest income received on inter-business segment loans in evaluating revenue and operating income from each business segment. This change has been made to comply with the draft guidelines on segment reporting which all listed companies in India are likely to be required to adopt starting from the year ended March 31, 2001. A breakdown of our revenue and operating income is provided below:

                                                                            Three Months Ended       Six Months Ended
                                                                               September 30,           September 30,
                                                                         -----------------------   ---------------------
                                                                             1999        2000        1999         2000
                                                                         -----------   ---------   ---------   ---------
Revenue:
 Global IT Services.............................................               45%          54%         46%          55%
 Indian IT Services and Products................................               37%          32%         34%          30%
 Consumer Care and Lighting.....................................               13%          10%         15%          11%
 Other..........................................................                5%           4%          4%           4%
                                                                             ----         ----        ----         ----
                                                                              100%         100%        100%         100%
Operating Income:
 Global IT Services.............................................               70%          84%         80%          88%
 Indian IT Services and Products................................               18%          11%         11%           9%
 Consumer Care and Lighting.....................................               15%           4%         15%           5%
 Others.........................................................               (3%)          1%         (6%)         (2%)
                                                                             ----         ----        ----         ----
                                                                              100%         100%        100%         100%

     The Others category in the table above includes our other lines of business such as Wipro Fluid Power, and unallocated corporate overhead including human resources, corporate marketing, information management systems, quality assurance and finance.

                                                                                     Global IT Services
                                                                         ------------------------------------------
                                                                           Three Months Ended    Six Months Ended
                                                                              September 30,        September 30,
                                                                         ---------------------  -------------------
                                                                             1999       2000      1999      2000
                                                                         ----------  ---------  --------  ---------
Revenue.........................................................            2,639      4,209     4,731     7,807
Cost of Revenue.................................................            1,870      2,230     3,166     4,139
Selling, general and administrative expenses....................              227        529       469     1,150
Operating Income................................................              542      1,450     1,096     2,518
Revenue growth rate over prior period...........................               --         59%       --        65%
Operating margin................................................               21%        34%       23%       32%

     Global IT Services revenue is derived from technology and software services provided on either a time and materials or fixed-price, fixed-time frame basis. Our business segment revenue also includes the impact of exchange rate fluctuations and net interest income received on inter-business segment loans. Revenue from services provided on a time and materials basis is recognized in the period that services are provided and costs incurred. Revenue from fixed-price, fixed-time frame projects is recognized on a percentage of completion basis. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. To date, a substantial majority of our services revenue has been derived from time and materials projects. For the three months ended September 30, 2000, time and materials projects generated 87% of Global IT Services revenue, while fixed-price, fixed-time frame projects generated 13%. The proportion of revenue from fixed- price, fixed-time frame projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation.

     The cost of Global IT Services revenue consists primarily of compensation expenses for all of our IT professionals, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling, general and administrative expenses consist primarily of sales and marketing expenses and allocated corporate overhead expenses associated with management, human resources, corporate marketing, information management systems, quality assurance and finance.

     Our Global IT Services revenues and profits for any period are significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. Services performed in India generally yield better profit margins because the higher costs of performing overseas work more than offset the higher rates we charge. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. For the three months ended September 30, 2000, 76% of our Global IT Services professionals were located in India, and 49% of our Global IT Services revenues were generated from work performed at our facilities in India.

     In our segment reporting only, management included the impact of exchange rate fluctuations and net interest income on inter-business segment loans in its revenue till the fiscal year ended March 31, 2000. As of April 1, 2000 management started excluding net interest income received on inter- business segment loans in segment revenues to allow us to comply with accounting guidelines in India that all listed companies in India are likely to be required to adopt starting from the year ended March 31, 2001. Excluding the impact of these items, net revenue would have been Rs. 2,580 million and Rs. 4,157 million for the three months ended September 1999 and 2000 respectively. Rs. 4,593 million and Rs. 7,755 million for the six months ended September 30, 1999 and 2000 respectively.

                                                                               Indian IT Services and Products
                                                                   ----------------------------------------------------
                                                                       Three Months Ended            Six Months Ended
                                                                          September 30,               September 30,
                                                                   --------------------------    ----------------------
                                                                        1999         2000           1999         2000
                                                                   ------------   -----------    ----------  ----------
Revenue
 Indian IT Services.............................................     Rs.   353     Rs.   468     Rs.   652    Rs.   852
 Indian IT Products.............................................     Rs. 1,841     Rs. 2,026     Rs. 2,825    Rs  3,304
Cost of Revenue
 Indian IT Services.............................................           159           191           278          343
 Indian IT Products.............................................         1,386         1,617         2,241        2,681
Selling, general and administrative expenses....................           504           501           810          889
Operating income................................................           145           185           148          243
Revenue growth rate over prior period...........................            --            14%           --           20%
Operating margin................................................             7%            7%            4%           6%

     Our Indian IT services revenue is derived principally from hardware and software support, maintenance and consulting services. Our business segment revenue also includes the impact of exchange rate fluctuations and net interest income received on inter-business segment loans. We recognize revenue from these services over the contract period or when the services are accepted by the client, depending on the contract terms. We recognize revenue for Indian IT products at the time of shipment or upon installation, depending on the contract terms.

     On July 27, 2000, at our Annual General Meeting, our shareholders approved the sale of our peripherals business unit, which is engaged in the manufacture of printers, and the distribution of printers, storage devices, consumables and other peripherals. Effective as of September 1, 2000, all assets and liabilities of our peripherals division were transferred to a new entity, Wipro ePeripherals Limited, at fair market value for cash, unsecured debentures, and an equity interest in Wipro ePeripherals Limited.

     The cost of revenue for Indian IT services consists primarily of compensation expense and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for Indian IT products consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We generally recognize these costs at the time of sale. Selling, general and administrative expenses for our Indian IT Services and Products business segment are similar in type to those for our Global IT Services business segment.

     Historically, our Indian IT products revenue has accounted for a substantial majority of revenue and a much smaller portion of operating income of our Indian IT Services and Products business segment. Our strategy in the IT market in India is to improve our profitability by focusing on IT services, including systems integration, support services, software and networking solutions, and Internet and e-commerce applications.

     In our segment reporting only, management included the impact of exchange rate fluctuations and net interest income on inter-segment business loans in its revenue. Since April 1, 2000, we have pro-actively begun excluding net interest income received on inter-business segment loans in segment revenues to allow us to comply with accounting guidelines in India that all listed companies in India are likely to be required to adopt beginning with the year ending March 31, 2001. Excluding the impact of these items, revenue would have been Rs. 2,194 and Rs. 2,494 million for the three months ended September 30, 1999 and 2000 respectively. Rs. 3,477 and Rs. 4,149 million for the six months ended September 30, 1999 and 2000 respectively.

                                                                                 Consumer Care and Lighting
                                                                   ----------------------------------------------------
                                                                       Three Months Ended            Six Months Ended
                                                                          September 30,               September 30,
                                                                   --------------------------    ----------------------
                                                                        1999         2000           1999         2000
                                                                   ------------   -----------    ----------  ----------
Revenue.........................................................     Rs.   781     Rs.   813     Rs. 1,538    Rs. 1,571
Cost of Revenue.................................................           580           580         1,160        1,100
Selling, general and administrative expenses....................            86           162           172          315
Operating income................................................           115            71           206          156
Revenue growth rate over prior period...........................            --             4%           --            2%
Operating margin................................................            15%            9%           14%          10%

     We have been in the consumer care business since 1945 and the lighting business since 1992. The consumer care business has historically generated surplus cash. Our strategy is to maintain a steady growth in operating income for these businesses. Revenue in this segment may fluctuate as commodity prices change and as we emphasize profitability and cash generation over volume sales.

     We recognize revenue from product sales at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as overheads for facilities. Selling, general and administrative expenses are similar in type to those for our other business segments.

     In our segment reporting only, management included the impact of exchange rate fluctuations and net interest income on inter-segment business loans in its revenue. As of April 1, 2000, we have pro-actively begun excluding net interest income received on inter-business segment loans in segment revenues to allow us to comply with accounting guidelines in India that all listed companies in India are likely to be required to adopt beginning with the year ended March 31, 2001. Excluding the impact of these items, revenue would have been Rs. 770 million and Rs. 813 million for the three months ended September 30, 1999 and 2000 respectively. Rs. 1,520 and Rs. 1,571 million for the six months ended September 30, 1999 and 2000 respectively.

Amortization of Deferred Stock Compensation

     We have amortized deferred stock compensation expense of Rs. 97 million, Rs. 29 million, Rs. 58 million, Rs. 17 million, Rs. 46 million for the year ended March 31, 2000, three months and six months ended September 1999 and 2000 respectively, in connection with equity shares issued to our employees pursuant to our Wipro Equity Reward Trust. We use the intrinsic value based method of APB Opinion No. 25 and record deferred stock compensation expense for the difference between the sale price of equity shares and the fair value as determined by quoted market prices of our equity shares on the date of grant. The deferred stock compensation is amortized on an straight-line basis over the vesting period of the equity shares, which ranges from six months to five years.

     The stock compensation charge has been allocated to cost of revenues and selling, general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit. The amortization is:

                                                                     Three Months Ended         Six Months Ended
                                                                        September 30,             September 30,
                                                                  ------------------------   ----------------------
                                                                    1999             2000      1999          2000
                                                                  ----------     ---------   ---------    ---------
Cost of revenues................................................  Rs.     11     Rs.     5   Rs.    22    Rs.    16
Selling, general and administrative expenses....................          18            12          36           30
                                                                  ----------     ---------   ---------    ---------
 Total..........................................................  Rs.     29     Rs.    17   Rs.    58    Rs.    46

Other Expense (Net)

     Our other expense includes net interest expense on short and long-term debt, and exchange rate fluctuations. Exchange rate fluctuations consist of the difference between the rate of exchange at which a transaction is recorded and the rate of exchange on the date the transaction is settled, and the gains and losses on revaluation of foreign currency assets and liabilities outstanding at the end of a period.

Equity in Earnings of Affiliate

     We hold a 49% equity interest in Wipro GE Medical Systems Limited, a joint venture with General Electric, and a 55% equity interest in Wipro Net Ltd., a joint venture with KPN Telecom. On September 1, 2000, we spun off our peripherals services division into a new legal entity Wipro ePeripherals Ltd.
(WeP). WeP has equity participation from certain strategic investors and employees of Wipro. Our share in income of WeP is accrued in proportion to our equity interest of 39%. In December 1999, we decreased our interest in Wipro Net Ltd. from 100% to 55%. Historically, the results of operations of Wipro Net Ltd. have not been material in relation to our consolidated financial statements. Consequently, the decrease in our interest in Wipro Net Ltd. has not significantly impacted our revenues and operating income for the three months ended September 30, 2000.

Minority Interest

     We held a 55% equity interest in Wipro Computers Limited, a joint venture with Acer. The share of income from this venture attributable to Acer has been recorded in our accounts as a minority interest. We purchased Acer's 45% equity interest in Wipro Computers Limited in the year ended March 31, 2000.

Gain/Loss on Sale of Stock of Affiliates

     Pursuant to a joint venture agreement in the year ended March 31, 2000, our affiliate, Wipro Net Ltd., issued equity shares to KPN Telecom which increased the carrying value of our equity interest by Rs. 266 million. Further, we sold equity shares of Wipro Net Ltd. that we held to KPN Telecom for a gain of Rs. 146 million.

Income Taxes

     Our net income earned from providing services in client premises outside India are subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

     Currently, we benefit from tax holidays the Government of India gives to the export of information technology services from specially designated "Software Technology Parks" in India. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for the operation of our Indian facilities, all of which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones;" and an income tax deduction of 100% for profits derived from exporting information technology services. We can use either of these two tax incentives. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the year ended March 31, 2000, three months and six months ended September 30, 2000 we realized tax benefits of Rs. 1,104 million, Rs. 535 million and Rs. 944 million from such tax incentives.

     The recently enacted Finance Act, 2000 phases out the 10-year tax holiday over a ten year period from fiscal 1999-2000 to fiscal 2008-2009. Accordingly, facilities set up on or before March 31, 2000 have a 10-year tax holiday, new facilities set up on or before March 31, 2001 would have a 9-year tax holiday and so forth until March 31, 2009, after which the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009.

     In addition, the recently enacted law restricts the scope of the tax exemption to export income earned by software development centers that are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones" as compared to the earlier exemption which was available to the business profits earned by them. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over the next five years by decreasing the tax deduction by 20% each year, beginning on April 1, 2000.

Results of Operations

Three months ended September 30, 1999 and 2000

     Revenue. Our total revenue increased 33% from Rs. 5,815 million for the three months ended September 30, 1999, to Rs. 7,747 million for the three months ended September 30, 2000. The total increase in revenue was attributable to increases of 82%, 15%, 2% and 1% in revenue from Global IT Services, Indian IT Services and Products, Consumer Care and Lighting and Others.

     Global IT Services revenue increased 61% from Rs. 2,580 million for the three ended September 30, 1999, to Rs. 4,157 million for the three months ended September 30, 2000. The increase resulted from growth in e-commerce services, which accounted for 30% of the revenues of our enterprise solutions division in the three ended September 30, 2000, up from 12% in the three months ended September 30, 1999. Over 33 new clients were added in the three months ended September 30, 2000, accounting for 6% of our Global IT Services revenue for the quarter.

     Indian IT Services and Products revenue increased 14%, from Rs. 2,194 million for the three months ended September 30, 1999, to Rs. 2,494 million for the three months ended September 30, 2000. The increase primarily resulted from 33% growth in service revenues.

     Consumer Care and Lighting revenues increased 6%, from Rs. 770 million in the three months ended September 30, 1999, to Rs. 813 million in the three months ended September 30, 2000. A reduction in sales of hydrogenated oil products by 45% was offset by an increase in sales of soaps by 19% and lighting products by 23%.

     Revenue from Others increased marginally from Rs. 271 million for the three months ended September 30, 1999, to Rs. 283 million for the three months ended September 30, 2000.

     Cost of revenue. As a percentage of total revenue, cost of revenue decreased from 72% for the three months ended September 30, 1999, to 62% for the three months ended September 30, 2000. This decrease was primarily attributable to an increase in the proportion of Global IT Services revenue from 44% of total revenues for the three months ended September 30, 1999, to 54% of total revenues for the three months ended September 30, 2000. Our Global IT Services business segment typically has a higher gross margin than our other lines of business.

     As a percentage of Global IT Services revenue, cost of Global IT Services revenue decreased from 72% for the three months ended September 30, 1999, to 54% for the three months ended September 30, 2000. This decrease as a percentage of revenue resulted from increased billing rates and increased IT professional utilization rates. Billing rates increased on average by over 12% during the three months ended September 30, 2000, compared to billing rates during the three months ended September 30, 1999. Utilization rates of our IT professionals increased by 3% during the three months ended September 30, 2000, over utilization rates during the three months ended September 30, 1999.

     As a percentage of Indian IT Products revenue, cost of Indian IT Products revenue remained at 70%.

     As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue decreased from 75% for the three months ended September 30, 1999, to 71% for the three months ended September 30, 2000. Most of the decrease as a percentage of revenues resulted from an increase in the proportion of revenue from soaps and lighting products, which typically has a higher gross margin than hydrogenated oils.

     As a percentage of revenue from Others, cost of revenue from Others decreased from 76% for the three months ended September 30, 1999, to 73% for the three months ended September 30, 2000.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 38% from Rs. 906 million for the three months ended September 30, 1999, to Rs. 1,246 million for the three months ended September 30, 2000. The total increase in selling, general and administrative expense of Rs. 340 million in the three months ended September 30, 2000, was attributable to an increase of Rs. 302 million in Global IT Services, a decrease of Rs. 3 million in Indian IT Services and Products, an increase of Rs. 81 million in Consumer Care and Lighting and a decrease of Rs. 31 million in Others for the three months ended September 30, 2000.

     Selling, general and administrative expenses for Global IT Services increased 133%, from Rs. 227 million and for the three months ended September 30, 1999, to Rs. 529 million for the three months ended September 30, 2000. The increase resulted primarily from an increase in sales personnel, resulting in increased staff and travel costs and other sales related expenses.

     Selling, general and administrative expenses for Indian IT Services and Products have remained at approximately Rs. 500 million for the three months ended September 30, 2000.

     Selling, general and administrative expenses for Consumer Care and Lighting increased 101%, from Rs. 86 million for the three months ended September 30, 1999, to Rs. 162 million for the three months ended September 30, 2000. This increase resulted from staff salary increases and an increase of Rs. 37 million in advertising and sales promotion expenses.

     Selling, general and administrative expenses for Others decreased 35%, from Rs. 89 million for the three months ended September 30, 1999, to Rs. 54 million for the three months ended September 30, 2000.

     Operating income. As a result of the foregoing factors, operating income increased 137%, from Rs. 707 million for the three months ended September 30, 1999, to Rs. 1,675 million for the three months ended September 30, 2000.

     Other expense (net). Other expense (net) was Rs. 43 million for the three months ended September 30, 2000, and Rs. 45 million for the three months ended September 30, 1999.

     Income taxes. Provision for income taxes increased from Rs. 86 million for the three months ended September 30, 1999, to Rs. 205 million for the three months ended September 30, 2000. Our effective tax rate decreased to 12 % for the three months ended September 30, 2000, from 13% for the three months ended September 30, 1999. The decrease resulted from an increase in the proportion of tax-exempt income.

     Income from continuing operations. Income from continuing operations increased 162% from Rs. 587 million for the three months ended September 30, 1999, to Rs. 1,540 million for the three months ended September 30, 2000.

Six months ended September 30, 1999 and 2000

     Revenue. Our total revenue increased 40%, from Rs. 10,022 million for the six months ended September 30, 1999, to Rs. 14,010 million for the six months ended September 30, 2000. The total increase in revenue was attributable to increases of 79%, 17%, 1% and 3% in revenue from Global IT Services, Indian IT Services and Products, Consumer Care and Lighting and Others.

     Global IT Services revenue increased 69%, from Rs. 4,593 million for the six months ended September 30, 1999, to Rs. 7,755 million for the six months ended September 30, 2000. The increase resulted from growth in e-commerce services, which accounted for 29% of the revenues of our enterprise solutions division for the six months ended September 30, 2000, up from 11% for the six months ended September 30, 1999. Over 56 new clients were added in the six months ended September 30, 2000, accounting for 4% of our Global IT Services revenue for the same period.

     Indian IT Services and Products revenue increased 19%, from Rs. 3,477 million for the six months ended September 30, 1999, to Rs. 4,149 million for the six months ended September 30, 2000. The increase primarily resulted from a 31% growth in service revenues.

     Consumer Care and Lighting revenues increased 3%, from Rs. 1,520 million in the six months ended September 30, 1999, to Rs. 1,571 million in the six months ended September 30, 2000. A reduction in sales of hydrogenated oil products by 49% was offset by an 18% increase in sales of soaps and a 36% increase in sales of lighting products.

     Revenue from Others increased 24%, from Rs. 432 million for the six months ended September 30, 1999, to Rs. 535 million for the six months ended September 30, 2000. The increase resulted primarily from an increase in sales in our Wipro Fluid Power business from Rs. 286 million for the six months ended September 30, 1999 to Rs. 333 million for the six months ended September 30, 2000.

     Cost of revenue. As a percentage of total revenue, cost of revenue decreased from 72% for the six months ended September 30, 1999, to 62% for the six months ended September 30, 2000. This decrease was primarily attributable to an increase in the proportion of Global IT Services revenue from 46% of total revenues for the six months ended September 30, 1999, to 55% of total revenues for the six months ended September 30, 2000. Our Global IT Services business segment typically has a higher gross margin than our other lines of business.

     As a percentage of Global IT Services revenue, cost of Global IT Services revenue decreased from 69% for the six months ended September 30, 1999, to 53% for the six months ended September 30, 2000. This decrease as a percentage of revenue resulted from increased billing rates and increased IT professional utilization rates. Billing rates increased on average by over 11% during the six months ended September 30, 2000, compared to billing rates during the six months ended September 30, 1999. Utilization rates of our IT professionals increased by 4% during the six months ended September 30, 2000, over utilization rates during the six months ended September 30, 1999.

     As a percentage of Indian IT Products revenue, cost of Indian IT Products revenue remained at 72%.

     As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue decreased from 76% for the six months ended September 30, 1999, to 70% for the six months ended September 30, 2000. Most of the decrease as a percentage of revenues resulted from an increase in the proportion of revenue from soaps and lighting products, which typically has a higher gross margin than hydrogenated oils.

     As a percentage of revenue from Others, cost of revenue from Others decreased from 84% for the six months ended September 30, 1999, to 75% for the six months ended September 30, 2000. The decrease is primarily due to the fact that Wipro Net, which had been consolidated as part of Others, is now accounted for under equity method.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 58% from Rs. 1,604 million for the six months ended September 30, 1999, to Rs. 2,540 million for the six months ended September 30, 2000. The total increase in selling, general and administrative expense of Rs. 936 million in the six months ended September 30, 2000, was attributable to increase of Rs. 681 million , Rs. 79 million , Rs. 143 million, and Rs. 33 million in Global IT Services, Indian IT Services and Products and Consumer Care and Lighting and Others in the six months ended September 30, 2000.

     Selling, general and administrative expenses for Global IT Services increased 145% , from Rs. 469 million and for the six months ended September 30, 1999, to Rs. 1,150 million for the six months ended September 30, 2000. The increase resulted primarily from an increase in sales personnel, and the corresponding increases in staff and travel costs and other sales related expenses.

     Selling, general and administrative expenses for Indian IT Services and Products have increased 10% from Rs. 810 million for the six months ended September 30, 1999 to Rs 889 million for the six months ended September 30, 2000. Higher composition of service revenue and ramp up in sales leveraging on existing distribution network contributed to the containment of selling general and administrative expenses over the six months ended September 30, 2000.

     Selling, general and administrative expenses for Consumer Care and Lighting increased 83%, from Rs. 172 million for the six months ended September 30, 1999, to Rs. 315 million for the six months ended September 30, 2000. This increase resulted from staff cost increases and an increase of Rs. 61 million in advertising and sales promotion expenses.

     Selling, general and administrative expenses for Others increased 22 % , from Rs. 153 million for the six months ended September 30, 1999, to Rs. 186 million for the six months ended September 30, 2000. The increase resulted primarily from increased sales and marketing expenses associated with a 17% increase in revenue in our fluid power business for the six months ended September 30, 2000 and higher costs of corporate services.

     Operating income. As a result of the foregoing factors, operating income increased 132%, from Rs. 1,211 million for the six months ended September 30, 1999, to Rs. 2,807 million for the six months ended September 30, 2000.

     Other expense (net). Other expense (net) was Rs. 29 million for the six months ended September 30, 2000, and Rs. 61 million for the six months ended September 30, 1999.

     Income taxes. Provision for income taxes increased from Rs. 149 million for the six months ended September 30, 1999, to Rs. 328 million for the six months ended September 30, 2000. Our effective tax rate decreased to 12% for the six months ended September 30, 2000, from 13% for the six months ended September 30, 1999. The decrease resulted from an increase in the proportion of tax-exempt income.

     Income from continuing operations. Income from continuing operations increased 145% from Rs. 1,028 million for the six months ended September 30, 1999, to Rs. 2,517 million for the six months ended September 30, 2000. This increase resulted from the foregoing factors.

Liquidity and Capital Resources

     Our capital requirements relate primarily to financing the growth of our Global IT Services and Indian IT Services and Products businesses. We have historically financed the majority of our working capital, capital expenditure and other requirements through our operating cash flow, and to a limited extent, bank loans.

     For the year ended March 31, 2000, and six months ended September 30, 2000, we generated cash from operations of Rs. 3,481 million, and Rs. 2,612 million. The increase is attributable to a significant increase in operating income. For the year ended March 31, 2000, and the six months ended September 30, 2000, capital expenditure was Rs. 1,318 million, Rs. 1,068 million, respectively. This expenditure was financed primarily through our operating cash flow.

     We expect that our primary financing requirements in the future will be capital expenditures and working capital requirements in connection with growing our business. We believe that cash generated from operations, along with the net proceeds of our initial U.S. public offering of 2,750,000 American Depositary Shares representing 2,750,000 Equity Shares on October 19, 2000, will be sufficient to satisfy our currently foreseeable working capital and capital expenditure requirements. However, our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the sectors that we target for our services. In the future, we may require or choose to obtain additional debt or equity financing.

We cannot be certain that additional financing, if needed, will be available on favorable terms. We routinely review potential acquisitions, however we have no agreements to enter into any material acquisition as of the date of this report.

Quantitative and Qualitative Disclosures About Market Risk

     General

     Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long term debt.

     Our exposure to market risk is a function of our borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables.

     Risk Management Procedures

     We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management. The activities of this department include borrowing strategies, implementing hedging strategies for foreign currency exposures, management of cash resources and ensuring compliance with market risk limits and policies on a daily basis.

     Components of Market Risk

     Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk. These factors are discussed in the following paragraphs.

     Exchange rate risk. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables, and foreign currency debt. We evaluate our net exchange rate exposure arising from these transactions and hedge such exposure based on approved risk management policies. These policies require us to hedge a significant portion of our net exposure. Our net exchange rate exposure as of March 31, 1999 and 2000, and as of September 30, 2000, was $2.6 million, $6.9 million and $54.9 million. We hedge our exchange rate exposure through foreign currency forward exchange contracts which typically mature between one through six months. The counterparties for our exchange contracts are banks, and we consider the risk of non-performance by the counterparties as non-material.

     Due to our hedging policies, we estimate that changes in exchange rates will not have a material impact on our operating results or cash flows.

     Interest rate risk. Our interest rate risk primarily arises from our long term debt. We adopt appropriate borrowing strategies to manage our interest rate risk. Additionally, we enter into interest rate swap agreements to hedge interest rate risk.

     As of September 30, 2000 fixed-interest rate debt represented 75% of long term debt. The interest rate on balance debt is re-set periodically based on benchmark rates. A maturity profile of our debt is set forth below:

                                                    Fixed          Variable
Maturing in:                                    interest-rate   interest-rate      Total
                                              --------------- ----------------  -----------
                                                               (in millions)
2001.......................................       Rs. 1,100        Rs.  223      Rs. 1,323
2002.......................................              --              91             91
2003.......................................              --              20             20
2004.......................................              --              28             28
Thereafter.................................              --               1              1
                                                  ---------        --------      ---------
   Total...................................       Rs. 1,100        Rs.  363      Rs. 1,463
                                                  =========        ========      =========

     As of March 31, 2000, and September 30, 2000, we have interest rate swap agreements outstanding in the notional principal amount of $6.5 million and $4.9 million, which represent hedges of interest rate risk on our foreign currency debt. The counterparties for our interest rate agreements are banks, and we consider the risk of non-performance by the counterparties as non-material.

     Based on the maturity profile and composition of our debt portfolio, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.

     Our temporary resources are generally invested in short-term investments, which do not expose us to significant interest rate risk.

     Fair value. The fair value of our market rate risk sensitive instruments closely approximates their carrying value.

Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets and liabilities in our balance sheet and measurement of those instruments at fair value. The statement is effective for fiscal years beginning after June 15, 1999. We will adopt the standard no later than the first quarter of fiscal 2001 and in our assessment the adoption of this statement will not have a significant impact on our consolidated financial statements. In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" replacing SFAS No. 125. This statement outlines accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. In our assessment the adoption of this statement will not have a significant impact on our consolidated financial statements

                                 RISK FACTORS

                         Risks Related to our Company

Our revenues are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of market analysts, which could cause the price of our equity shares and ADSs to decline.

     . Our revenues historically have fluctuated and may fluctuate in the future depending on a number of factors, including:

     . the size, timing and profitability of significant projects or product orders;

     . the proportion of services we perform at our clients' sites rather than at our offshore facilities;

     . seasonal changes that affect the change in the mix of services we provide to our clients or in the relative proportion of services and product revenues;

     . seasonal changes that affect purchasing patterns among our consumers of computer peripherals, personal computers, consumer care and other products;

     . the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees; and

     .  currency exchange fluctuations.

     Approximately 58% of our total operating expenses in our Global IT Services business, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.

If we do not continue to improve our administrative, operational and financial personnel and systems to manage our growth, the value of our shareholders' investment may be harmed.

     We have experienced significant growth in our Global IT Services business. We expect our growth to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. Our continued growth will increase the challenges involved in:

     . recruiting and retaining sufficiently skilled technical, marketing and management personnel;

     . providing adequate training and supervision to maintain our high quality standards; and

     .  preserving our culture, values and entrepreneurial environment.

     If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our Global IT Services business and harm the value of our shareholders' investment.

Intense competition in the market for IT services could affect our cost advantages, which could decrease our revenues.

     The market for IT services is highly competitive. Our competitors include software companies, IT companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, other technology companies and client in-house information services departments, both international and domestic. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors, or that we will not lose clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as our ability to attract, motivate and retain skilled employees, the price at which our competitors offer comparable services, and the extent of our competitors' responsiveness to their clients' needs.

Wages in India have historically been lower than wages in the United States and Europe, which has been one of our competitive advantages. Wage increases in India may prevent us from sustaining this competitive advantage and may reduce our profit margins.

     Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Unless we are able to continue to increase the efficiency and productivity of our employees, wage increases in the long term may reduce our profit margins.

Our success depends in large part upon our management team and other highly skilled professionals. If we fail to retain and attract these personnel, our business may be unable to grow and our revenues could decline, which may decrease the value of our shareholders' investment.

     We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to redeploy and retrain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences.

Our Global IT Services revenues depend to a large extent on a small number of clients, and our revenues could decline if we lose a major client.

     While we currently derive, and believe we will continue to derive, a significant portion of our Global IT Services revenues from a limited number of corporate clients we continue to reduce our dependence on any revenues from service rendered to any one client. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenues. For the fiscal years ended March 31, 1999, March 31, 2000, and the three months ended September 30, 2000, General Electric, our largest client accounted for 19%, 15% and 10% of our Global IT Services revenues, and for the same periods, our ten largest clients accounted for 55%, 53% and 47% of our Global IT Services revenues. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. In the current fiscal we anticipate a significant reduction in the services performed for at least one of our five largest clients.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

     If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. This in turn could hamper our growth and cause our revenues to decline. Our employees who work onsite at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas. As of October 31, 2000, the majority of our personnel in the United States held H-1B visas (624 persons) or L-1 visas (289 persons). An H-1B visa is a temporary work visa, which allows the employee to remain in the U.S. while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Immigration and Naturalization Service may approve in any government fiscal year. We may not be able to obtain the H-1B visas necessary to bring critical Indian professionals to the United States on an extended basis during years in which this limit is reached. This limit was reached in March 2000 for the U.S. Government's fiscal year ended September 30, 2000. While we anticipated that this limit would be reached before the end of the U.S. Government's fiscal year, and made efforts to plan accordingly, we cannot assure you that we will continue to be able to obtain a sufficient number of H-1B visas.

Our costs could increase if the Government of India reduces or withholds tax benefits and other incentives it provides to us.

     Currently, we benefit from certain tax incentives under Indian tax laws.
As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for our Global IT Services business operated from specially designated "Software Technology Parks" in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the years ended March 31, 1999 and March 31, 2000 and the six months ended September 30, 2000, we realized tax benefits of Rs. 547 million, Rs. 1,104 million and Rs. 944 million from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The recently enacted Finance Act, 2000 phases out the ten year tax holiday over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. The Finance Act, 2000 also phases out the income tax deduction for profits derived from exporting technology services over the next five years. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact similar laws in the future, which could further impair our other tax incentives.

Increases in Indian dividend taxes could negatively affect our tax liability.

     The Finance Act, 2000 increases the tax on dividends declared, distributed or paid by us from 11% to 22%, including a 10% surcharge. We cannot assure you that in the future the Government of India will not further increase the surcharges and dividend taxes it imposes. Any future increase in the dividend tax or surcharge could negatively affect our tax liability.

We focus on high-growth industries, such as networking and communications. Any decrease in demand for technology in such industries may significantly decrease the demand for our services, which may impair our growth and cause our revenues to decline.

     Approximately 49% of our Global IT Services business is derived from clients in high growth industries who use our IT services for networking and communications equipment. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.

Our failure to complete fixed-price, fixed-time frame contracts on budget and on time may negatively affect our profitability, which could decrease the value of our shareholders' investment.

     We offer a portion of our services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted time frame, our profitability may suffer.

Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenues.

     A significant element of our business strategy is to continue to leverage and expand our software development centers in Bangalore, Chennai, Gurgaon, Hyderabad and Pune, India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis, and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients' offices, and our other software development and support facilities. Although we maintain redundant facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications would result in a reduction of our revenues.

Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

     While to date most of our software development facilities are located in India and in the United States, we intend to establish new development facilities, including potentially in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks including, among other things, difficulties in regulating our business globally, export requirements and restrictions, and multiple and possibly overlapping tax structures. Any of these events could harm our future performance.

We may engage in future acquisitions, investments, strategic partnerships or other ventures that may harm our performance, dilute our shareholders and cause us to incur debt or assume contingent liabilities.

     We may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. If we acquire another company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. As of the date of this report, we have no agreement to enter into any material investment or acquisition transaction.

We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose customers.

     Many of our contracts involve projects that are critical to the operations of our clients' businesses, and provide benefits which may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages resulting from negligent acts, errors, mistakes or omissions in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that it will otherwise protect us from liability for damages.

               Risks Related to Investments in Indian Companies

     We are incorporated in India, and substantially all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, government currency exchange control, as well as changes in exchange rates and interest rates.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.

     Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The current Government of India, formed in October, 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

     Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India including the Reserve Bank of India. However, the Government of India currently does not require prior approvals for IT companies, subject to certain exceptions. Under any such exception, if the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be constrained. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our company and the holders of our equity shares and ADSs.

Indian law imposes foreign investment restrictions that limit a holder's ability to convert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

     Under current Indian laws and regulations, our depositary cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares. If our ADS holders elect to surrender their ADSs and receive equity shares, they will be prohibited from re-depositing those outstanding equity shares with our depositary. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our equity shares to trade at a discount or premium to the ADSs.

     Except in limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since currency exchange controls are in effect in India, the Reserve Bank of India will approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except in certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India he or she will have to obtain an additional Reserve Bank of India approval for each transaction. We cannot assure our ADS holders that any required approval from the Reserve Bank of India or any other government agency can be obtained on any terms or at all.

Our ability to acquire companies organized outside India depends on the approval of the Government of India. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenues.

     The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement permitting acquisitions of companies organized outside India with a transaction value:

     .  if in cash, up to 50% of the proceeds from an ADS offering; and

     . if in stock, the greater of $100 million or ten times the acquiring company's previous fiscal year's export earnings.

     We cannot assure you any required approval from the Reserve Bank of India and/or the Ministry of Finance or any other government agency can be obtained. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenues.

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property may result in development of technology, products or services which compete with our products.

     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

     The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent patent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. Although there are no pending or threatened intellectual property lawsuits against us, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non- infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

Item 3.  Quantitative and Qualitative Disclosure About Market Risk

     Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Quantitative and Qualitative Disclosures About Market Risk."

                          PART II - OTHER INFORMATION

Item 1.  Legal Proceedings

     The Company is not currently a party to any material legal proceedings.

Item 2.  Changes in Securities and Use of Proceeds

     On October 19, 2000, we completed our U.S. initial public offering, or US IPO of 3,162,500 American Depositary Shares representing 3,162,500 equity shares, par value Rs. 2 per share (including the exercise of the underwriters' over allotment option consisting of 412,500 American Depositary Shares representing 412,500 equity shares)at a public offering price of $41.375 per American Depositary Share pursuant to a registration statement, filed on Form F-1 (File No. 333-46278) filed with the Securities Exchange Commission (the "Registration Statement"). All of the shares registered were sold. The managing underwriters were Morgan Stanley Dean Witter, Credit Suisse First Boston, and Banc of America Securities. Aggregate gross proceeds to (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $130.8 million. There were no selling stockholders in the US IPO. We paid underwriting discounts and commissions of $5.9 million and other expenses are estimated to be $1.5 million in connection with the US IPO. The total expenses to us are estimated to be $7.4 million and the net proceeds to us are $123.5 million. From the date of receipt, net proceeds from the offering have been invested in highly liquid money market instruments. No part of the net proceeds were used for any of the uses of proceeds stated in the Form F-1 Registration Statement and the funds are reserved for general corporate purposes. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

Item 3.  Default upon senior securities

     None

Item 4.  Submission of matters to a vote of security holders

     a. During the quarterly period ending September 30, 2000, we held our Annual General Meeting, or AGM on July 27, 2000.

     b. The following directors retired by rotation at the AGM held on July 27, 2000 and, being eligible for re-election, offered themselves for re-election to the post of Director.

     Name of the Director who retired by rotation and being eligible offered themselves for re-election:

     1.  Mr. Hamir K. Vissanji - Elected Unanimously
     2.  Mr. N. Vaghul - Elected Unanimously
     3.  Mr. B.C. Prabhakar - Elected Unanimously

     The following are the other directors whose term of office as a director continues after the meeting:

     1.  Azim H. Premji
     2.  P.S. Pai
     3.  Vivek Paul

     4.  Arun K. Thiagarajan
     5.  Jagdish N. Sheth
     6.  Ashok Ganguly
     7.  Nachiket Mor

     c. The following is a brief description of the matters voted upon at the AGM held on July 27, 2000 along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.

ORDINARY BUSINESS
-------------------------------------------------------------------------------------------------------
Brief description of the matter put to        Votes for *        Votes Against/        Abstentions/
 vote                                                              Withheld *       Broker Non-Votes *
-------------------------------------------------------------------------------------------------------
1.  To receive, consider and adopt the            134                  0                    0
    Balance Sheet as at March 31, 2000 and
    the Profit and Loss Account for the
    Year ended on that date and the Report
    of Directors and Auditors thereon
2.  To declare final dividend on equity           134                  0                    0
    shares and dividend on cumulative
    preference shares
3.  To appoint Mr. Hamir K Vissanji as            134                  0                    0
    Director to fill the vacancy left by
    his retirement by rotation.
4.  To Mr. N Vaghul as Director to fill           134                  0                    0
    the vacancy left by his retirement by
    rotation.
5.  To appoint Mr. B C Prabhakar as               134                  0                    0
    Director to fill the vacancy left by
    his retirement by rotation.
6.  To appoint N. M. Raiji & Co.,                 134                  0                    0
    Chartered Accountants, as auditors to
    hold office from the conclusion of
    this meeting until the conclusion of
    the next Annual General Meeting and to
    fix their remuneration
7.  To appoint KPMG, India as auditors            134                  0                    0
    to hold office for the purpose of
    Conducting audit under the United
    States Generally Accepted Accounting
    Principles (USGAAP) module and fix
    their remuneration

SPECIAL BUSINESS
-------------------------------------------------------------------------------------------------------
Brief description of the matter put to vote          Votes For *     Votes Against/      Abstentions/
                                                                        Withheld *     Broker Non-Votes *
-------------------------------------------------------------------------------------------------------
8.  To amend the definition of the term                 134                0                  0
    "Exercise Price" and "Fair Market
    Value" application Wipro Employee
    Stock Option Plan 1999 as under:
    a.  The Exercise Price of an                        134                0                  0
        option shall be as decided by
        the Administrator from time to
        time.
    b.  Fair Market Value means the                     134                0                  0
        market price as defined by
        Securities and Exchange Board of
        India from time to time.
9.  The above amendments were suggested                 134                0                  0
    to bring the definition of term
    Exercise Price and Fair Market Value
    in line with the Securities and
    Exchange Board of India guidelines
10. To approve by way of a Special                      134                0                  0
    resolution in terms of Section
    293(1)(a) of the Companies Act, and
    authorize The Board to dispose of, on
    a going concern basis, the Company's
    Peripherals Systems Division
    comprising of Its assets, liabilities,
    plant, machinery, furniture & fixtures
    Including the factory situated at 312,
    Hebbal Industrial Area Mysore together
    with the land to the new company at a
    Consideration to be decided by the
    Board.  As a part of strategic
    planning process conducted by the
    Company during the year, the Company
    had identified services as the driving
    consideration for evaluating business
    synergy.  As the Peripherals Systems
    Division have a low or non material
    impact on services business and
    therefore needs to be divested.

     * Under the Indian Companies Act, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs. 50,000. Under our Articles a member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hand as if he were a member.

       Under the Indian Companies Act and as per the Articles of the Company, on a show of hands every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid-up capital of the Company.

       The votes represent the number of votes in a show of hands. No poll was demanded during the AGM.

Item 5.  Other Information

       None.

Item 6.  Exhibits and Reports

       Wipro has not filed any report on Form 8K in the quarter ended September 30, 2000.

                                 EXHIBIT INDEX

Exhibit
Number                                       Description of Document
----------------------------------------------------------------------------------------------------------
   3.1      Articles of Association. Incorporated by reference from Exhibit 3.1 of the Company's F-1 filed on September 26, 2000

   3.2      Memorandum of Association. Incorporated by reference from Exhibit 3.2 of the Company's F-1 filed September 26, 2000

   3.3      Certificate of Incorporation. Incorporated by reference from Exhibit 3.3 of the Company's F-1 filed September 26, 2000

  10.1      Memorandum of Understanding, dated June 30, 2000 between Wipro Limited and the Promoters of
            Wipro ePeripherals Limited

  10.2      Business Sale and Purchase Agreement, dated August 30, 2000 by and among Wipro Limited, Wipro
            ePeripherals Limited and certain Promoters of Wipro ePeripherals Limited

  10.3      Facilities Services Agreement, dated August 30, 2000 between Wipro Limited and Wipro
            ePeripherals Limited

  10.4      Participation and Management Agreement, dated August 30, 2000 by and among Wipro Limited, Wipro
            ePeripherals Limited and certain Promoters of Wipro ePeripherals Limited

  10.5      Employees Transfer Agreement, dated August 30, 2000 by and among Wipro Limited, Wipro
            ePeripherals Limited and certain Promoters of Wipro ePeripherals Limited

  10.6      Trademark License Agreement, dated August 30, 2000 by and among Wipro Limited, Wipro
            ePeripherals Limited, Wipro Trademarks Holding Limited and certain Promoters of Wipro
            ePeripherals Limited

  10.7      Intellectual Property Assignment Agreement, dated August 30, 2000 by and among Wipro Limited,
            Wipro ePeripherals Limited, Wipro Trademarks Holding Limited and certain Promoters of Wipro
            ePeripherals Limited

  19.1      Wipro Quarterly report to the shareholders for the quarter ended September 30, 2000.

  27.1      Financial Data Schedule.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.


Dated: November 14, 2000                    WIPRO LIMITED


                                       By:  /s/ Suresh C. Senapaty
                                            ------------------------------------
                                            Suresh C. Senapaty
                                            Executive Vice President, Finance